Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-153584

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.01 par value	978,390(2)	$29.395	$28,756,774.05	(4)

(1)	Including an indeterminate number of shares which may be issued by the registrant with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.
(2)	This prospectus supplement relates to 978,390 unsold shares of common stock, $.01 par value, of Kilroy Realty Corporation issuable under the registrant’s Dividend Reinvestment and Direct Purchase Plan that were previously registered by the registrant under Registration Statement No. 333-74155 initially filed with the Securities and Exchange Commission on March 10, 1999 (the “Prior Registration Statement”). Such unsold shares are being registered hereunder pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	This estimate is made pursuant to Rule 457(c) under the Securities Act, solely for purposes of calculating the registration fee, and is based on a price of $29.395, which represents the average of the high and low prices per share of the registrant’s common stock as reported on the New York Stock Exchange on December 12, 2008.
(4)	Pursuant to Rule 415(a)(6) under the Securities Act, the filing fee of $5,796.96 previously paid in connection with the unsold shares under the Prior Registration Statement will continue to be applied to such unsold shares being offered pursuant to this prospectus supplement, and no additional filing fee in respect of such unsold shares is due hereunder. In accordance with Rule 415(a)(6) under the Securities Act, the Prior Registration Statement will be deemed terminated effective upon filing this prospectus supplement.

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 19, 2008)

KILROY REALTY CORPORATION

DIVIDEND REINVESTMENT AND DIRECT PURCHASE PLAN

COMMON STOCK

Par Value $.01 Per Share

We are offering the opportunity to participate in our Dividend Reinvestment and Direct Purchase Plan. The plan is designed to provide our stockholders and other investors with a convenient and economical method to purchase shares of our common stock, par value $.01 per share, and to reinvest all or a portion of their cash dividends in additional shares of common stock. You may begin participating in the plan by completing a plan Enrollment Form and returning it to The Bank of New York Mellon, as agent, who will administer the plan. BNY Mellon Shareowner Services, a registered transfer agent, will provide certain administrative support to the agent.

On March 10, 1999, we filed a Form S-3 to register the shares of common stock issuable under the plan. This prospectus supplement relates to the shares of common stock that we previously registered on the Form S-3 that remain unsold as of December 19, 2008. We may offer and sell up to 978,390 shares of our common stock under this prospectus supplement. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “KRC.”

Some of the significant features of the plan are as follows:

•	You may purchase additional shares of common stock by automatically reinvesting all or a portion of your cash dividends.

•

If you are already one of our stockholders, you may purchase additional common stock by making optional cash purchases of between $100 to $5,000 in any calendar month. If you are not already one of our stockholders, you can make an optional cash purchase of between $750 and $5,000. Optional cash purchases in excess of $5,000 in any calendar month may be made only with our prior written consent.

•	The plan will acquire shares of common stock purchased with reinvested dividends and optional cash purchases of up to and including $5,000 in any calendar month either:

•	directly from us in the form of newly issued shares of common stock, or

•	in the open market; or

•	in privately negotiated transactions from third parties; or

•	in some combination of the three previous options.

•

The plan will acquire the shares of common stock purchased by optional cash purchases in excess of $5,000 in any calendar month only from previously unissued shares of common stock, with our prior written consent.

•

We may offer a discount of up to 2% (determined by us from time to time in accordance with the plan) on newly issued shares of common stock that you purchase pursuant to an optional cash purchase of more than $5,000 in any calendar month.

Your participation in the plan is entirely voluntary, and you may terminate your participation at any time. If you are already a stockholder and do not choose to participate in the plan, you will continue to receive cash dividends, as declared, in the usual manner.

Before you participate in our plan you should consider the risks discussed in “Risk Factors” on page S-5 of this prospectus supplement and on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2008.

We have not authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus are not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate and this prospectus supplement and the accompanying prospectus are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus are correct on any date after their respective dates, even though this prospectus supplement and the accompany prospectus are delivered or shares are sold pursuant to these documents on a later date.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock under the plan and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering here. To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information contained in the documents identified under the heading “Where You Can Find More Information.”

PROSPECTUS SUPPLEMENT SUMMARY

The Company

We are a Maryland corporation which owns, operates, develops and acquires office and industrial real estate located in Southern California. We qualify and operate as a self-administered real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended. Our principal executive offices are located at 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064. Our telephone number is (310) 481-8400.

Use of Proceeds

We do not know the number of stockholders and other investors that may participate in the plan and therefore we cannot estimate the number of shares of common stock that we may ultimately sell pursuant to the plan, or the prices at which we will sell such shares. In addition, our decision whether to sell newly issued shares of common stock to fulfill the requirements of the plan will affect the amount of proceeds that we receive. We plan to use the proceeds from shares of common stock purchased under the plan for working capital and other general corporate purposes. Pending these uses, we may temporarily invest the net proceeds in short-term investments consistent with our investment policies and qualification as a REIT.

Summary of the Plan

The following summary contains basic information about the plan set forth in a question and answer format and is qualified by reference to the full text of the plan which is filed as an exhibit to the periodic reports we file with the Securities and Exchange Commission from time to time. We encourage you to read and consider the information contained in the plan and in documents identified in the sections entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

What is the purpose of the plan?

The purpose of the plan is to provide our stockholders and other investors with a convenient and economical method of purchasing shares of common stock and investing all or a portion of their cash dividends in additional shares of common stock. The plan also provides us with a means of raising additional capital through the direct sale of common stock.

How is the purchase price per share determined?

The purchase price per share of common stock acquired through the plan as a result of the reinvestment of dividends will equal:

•	in the case of newly issued shares of common stock, the average of the high and low prices as reported by the NYSE on the applicable dividend payment date, or

•

in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable dividend payment date.

The purchase price of shares acquired through optional cash purchases of $5,000 or less during any calendar month under the Cash Option Purchase Plan, which are also referred to in this prospectus supplement as purchases under the “COPP,” will be equal to:

•	in the case of newly issued shares of common stock, the average of the high and low prices as reported by the NYSE on the applicable COPP investment date, or

•

in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the applicable COPP investment date.

We may also advise the agent that it may purchase shares from time to time in its discretion over a 15-day period following the applicable dividend payment date or COPP investment date, as the case may be.

During some months we may entertain optional cash purchases in excess of $5,000 under that portion of the plan referred to as the Waiver Discount Plan or “WDP.” During those months, you may make optional cash purchases of shares of common stock exceeding $5,000, but only with our prior written consent. Under the WDP, you will acquire the maximum number of shares of common stock that may be purchased on each day during the applicable ten trading day investment period with one-tenth of your WDP payment. Under the WDP, we may offer a discount of up to 2% on newly issued shares from the market price of the common stock based on the average of the high and low sales price per share as reported by the NYSE purchased on each trading day during the ten trading-day WDP investment period. We may also establish a threshold price for shares of common stock purchased under the WDP, as described below. Under the WDP, you may only purchase previously unissued shares of common stock.

If you desire to make purchases of common stock exceeding $5,000 in any calendar month, you may telephone us at (310) 481-8400 three business days prior to the first day of the applicable WDP investment period to determine whether:

•	we are considering offering shares pursuant to the Waiver Discount Plan for that month; and

•

we are employing a threshold price that will exclude from the determination of the average market price the trading days during the WDP investment period when the average per share price as reported by the NYSE falls below the threshold price.

As described below, this pricing is subject to certain limitations associated with our tax status as a REIT.

How many shares may I purchase during any period?

There is no limit to the number of shares of common stock you may purchase with reinvested dividends on any dividend payment date. However, under the COPP, if you are already one of our stockholders, you may make an investment in any calendar month of not less than $100 nor more than $5,000. If you are not already one of our stockholders, you must make an initial optional cash purchase of not less than $750 and not more than $5,000.

You may request a waiver of the $5,000 monthly maximum by sending a written request to us. We will approve requests for waiver on a discretionary basis.

Optional cash purchases that do not exceed $5,000 in any calendar month initially will not be sold at a discount to current market prices. However, we reserve the right to grant a discount in the future for such investments.

We will return to you without interest amounts submitted for optional cash purchases of less than $100, or if you are not already one of our stockholders, $750 in the case of an initial optional cash purchase, and any optional cash purchases that exceed $5,000 in any calendar month, unless a request for waiver under the WDP for that investment period has been approved by us.

Can I request a waiver of the purchase limitation?

We have not predetermined a maximum limit on the amount of the investment or on the number of shares that you may purchase pursuant to a written request for waiver under the WDP. With respect to optional cash purchases in excess of $5,000 in any calendar month made pursuant to a request for waiver, we may, in our sole discretion, establish each month a discount and a threshold price. We may establish a discount from market prices of up to 2% on newly issued shares, after a review of current market conditions, the level of participation, and our current and projected capital needs. The discount may vary from one investment period to the next. The threshold price will equal the minimum price, determined without giving effect to the applicable discount, if any, applicable to purchases of common stock under the WDP in a given investment period. For each trading day during an investment period on which the threshold price is not satisfied, we will return one-tenth of your optional cash purchase for that month under the WDP to you as soon as practicable after the applicable WDP investment period, without interest.

If you acquire shares of common stock through the plan and resell them shortly before or after acquiring them, you may be considered to be an underwriter within the meaning of the Securities Act. We expect that certain persons will acquire shares of common stock pursuant to a request for waiver and resell such shares in order to realize the financial benefit of any discount then being offered under the plan. We have no arrangements or understandings, formal or informal, with any person relating to a distribution of shares to be received pursuant to the plan by such person.

How many remaining shares are being sold under the plan?

As of date of this prospectus supplement, 978,390 shares of common stock are available for sale under this prospectus supplement. The agent will acquire shares of common stock with reinvested dividends under the plan and with cash submitted under the COPP by purchasing either newly issued shares of common stock directly from us or shares in the open market or in privately negotiated transactions, or a combination of both. The agent will acquire shares of common stock purchased under the WDP only from previously unissued shares of common stock.

RISK FACTORS

Investment in our common stock involves risks. Before acquiring any common stock pursuant to this prospectus supplement and the accompanying prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including, without limitation, the risks of an investment in our company set forth below and under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report on Form 10-K and under the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly reports on Form 10-Q, and as described in our other filings with the Securities and Exchange Commission, or SEC. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. Please also refer to the section below entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents that we incorporate by reference in each, contain forward-looking statements. Additionally, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including among others:

•	general economic conditions;

•	availability of credit and other capital market conditions;

•	defaults on or non-renewal of leases by tenants, particularly any of our largest office tenants and our largest industrial tenants;

•	adverse economic or real estate developments in the Southern California region;

•	our ability to re-lease property at or above current market rates;

•	increased interest rates and operating costs;

•	significant competition, which may decrease the occupancy and rental rates of properties;

•	potential losses that may not be covered by insurance;

•	our ability to successfully complete acquisitions and operate acquired properties;

•	our ability to successfully complete development and redevelopment properties on schedule and within budgeted amounts;

•	fluctuations in availability and cost of construction materials and labor resulting from the effects of recent natural disasters and increased worldwide demand;

•	our ability to maintain our status as a REIT;

•	future terrorist activity in the United States or war;

•	adverse changes to, or implementations of, income tax laws, governmental regulations or legislation;

•	decreases in the population in geographic areas where our properties are located;

•	elevated utility costs and power outages in California;

•	volatility in our stock price; and

•	costs to comply with governmental regulations.

You are cautioned not to unduly rely on the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks and uncertainties are discussed in more detail under the caption “Risk Factors” in this prospectus supplement and under the caption “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007 and in our quarterly reports on Form 10-Q filed subsequent to that date.

THE PLAN

The following questions and answers explain the plan, a copy of which is filed as an exhibit to the periodic reports we file with the SEC from time to time. We encourage you to read and consider the information contained in the plan and in the documents identified in the sections entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find Additional Information.”

Purpose.

1.	What is the purpose of the plan?

The plan provides our stockholders and other investors with a convenient and economical method to purchase shares of our common stock and to reinvest all or a portion of their cash dividends in additional shares of our common stock. In addition, the plan provides us with a means of raising additional capital to continue our real estate, acquisition, development and investment activities, and for general corporate purposes.

Options under the plan.

2.	What options are available under the plan?

You may participate in the plan even if you are not already one of our stockholders. Under the plan you may automatically reinvest cash dividends on all or a portion of your shares of our common stock in additional shares of our common stock. Even if you do not reinvest dividends, if you are already one of our stockholders you may make optional cash purchases of common stock, subject to a minimum investment of $100 and a maximum investment of $5,000 during any calendar month. If you are not already one of our stockholders, you may make an initial optional cash purchase of not less than $750 and not more than $5,000 during any calendar month. You may be able to purchase more than $5,000 during a calendar month through the plan, with our prior written consent by submitting a request for waiver.

Benefits and disadvantages of the plan.

3.	What are the benefits and disadvantages of the plan to me?

Benefits of the plan.

•	The plan provides you the opportunity to automatically reinvest cash dividends on all or a portion of your common stock in additional shares of common stock.

•

In addition to reinvestment of dividends, if you are already one of our stockholders you may purchase additional shares of common stock pursuant to optional cash purchases of not less than $100 and not more than $5,000 during any calendar month. Optional cash purchases may not be made more frequently than at monthly intervals. You may make optional cash purchases even if dividends on your shares are not being reinvested under the plan.

•

If you are not already one of our stockholders, you may make an initial cash investment of not less than $750 and not more than $5,000 during any calendar month to purchase shares of common stock under the plan.

•

You will not be charged trading fees or sales commissions on previously unissued shares of common stock. If we direct the agent to purchase shares of common stock with reinvested dividends or to make optional cash purchases under the COPP in the open market or in privately negotiated transactions instead of from previously unissued shares, we will pass on to you and other participants the applicable trading or brokerage fees or commissions on a pro rata basis based on the number of purchased shares allocated to you and to each other participant.

•

We may issue shares purchased directly from us pursuant to a request for waiver at a discount to the market price and without the payment of trading fees or brokerage commissions, subject to certain limitations. We will not purchase shares in the open market or in privately negotiated transactions to satisfy purchases under the WDP.

•

You may fully invest dividends and any optional cash purchases because the plan permits fractional shares to be credited to your account. We will reinvest dividends on whole and on fractional shares in additional shares which will be credited to your account.

•	You may direct the agent to transfer, at any time and at no cost to you, all or a portion of your shares in the plan to a plan account for another person.

•

You will avoid the need for safekeeping of certificates for shares of common stock credited to your plan account and may submit to the agent for safekeeping certificates you hold that are registered in your name.

•	You or other book entry holders that are registered holders may direct the agent to sell or transfer all or a portion of your shares held in the plan or in book entry.

•	You will receive periodic statements reflecting all current activity in your plan account, including purchases, sales and latest balances, which will simplify your recordkeeping.

Disadvantages of the plan.

•

Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the dividend payment date and may create a liability for the payment of income tax without providing you with immediate cash to pay such tax when it becomes due.

•

We may, without giving you prior notice, change our determination as to whether the agent will purchase shares of common stock directly from us or in the open market or in privately negotiated transactions from third parties (although we may not change this decision more than once in any three-month period) in connection with the purchase of shares with reinvested dividends or from optional cash purchases under the COPP.

•	You will not know the actual number of shares purchased in any month on your behalf under the plan until after the applicable investment date.

•

The purchase price per share will equal an average price, in some cases determined from purchases made as many as 15 days after the applicable dividend payment date, or COPP investment date, and in the case of optional cash purchases under the WDP, on each trading day on which shares are purchased during the applicable investment period. Consequently, the actual purchase price of your shares may exceed the price at which shares are trading on the dividend payment date, COPP investment date or any particular trading day on which shares are purchased during the applicable WDP investment period, as applicable.

•

You will have limited control regarding the specific timing of purchases and sales under the plan. Because the agent will effect sales under the plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of purchases and sales as you might for investments made outside the plan. The market price of the shares of common stock may fluctuate between the time the agent receives an investment instruction and the time at which the shares of common stock are purchased or sold.

•

You may not be able to depend on the availability of a market discount on shares acquired under the WDP. While a discount from market prices of up to 2% may be established for a particular investment period, a discount for one investment period will not insure the availability of a discount or the same discount in future investment periods. Each investment period we may, without giving you prior notice, change or eliminate the discount.

•

We will not pay you interest on dividends or funds for optional cash purchases held pending reinvestment or investment or to be returned to you. In addition, we may return funds submitted for optional cash purchases under the WDP (in whole or proportionate part) without interest if:

•	a threshold price has been established with respect to shares to be purchased from us, and

•	the average per share market price as reported by the NYSE fails to exceed the threshold price for any trading day during the applicable, ten trading-day investment period.

•	Shares deposited in a plan account may not be pledged until the shares are withdrawn from the plan.

Your investment in the shares of common stock held in your account is no different than an investment in directly held shares of common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. NEITHER WE NOR THE AGENT CAN ASSURE YOU THAT SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN WILL, AT ANY PARTICULAR TIME, BE WORTH MORE OR LESS THAN THE AMOUNT YOU PAID FOR THEM.

Administration of the plan.

4.	Who will administer the plan?

The Bank of New York Mellon, as agent, or such successor administrator as we may designate, will administer the plan. Under the plan the agent will keep records of your account, send regular account statements to you, and perform other duties relating to the plan.

BNY Mellon Shareowner Services, a registered transfer agent, will provide certain administrative support to the agent.

Information about the Plan is available on-line through Investor ServiceDirect® at www.bnymellon.com/shareowner. All website addresses referenced in this prospectus supplement are intended to be inactive textual references only, and none of the information contained in these websites is incorporated by reference in this prospectus supplement. You may also obtain information regarding the plan by mail from:

The Bank of New York Mellon

c/o BNY Mellon Shareowner Services

P. O. Box 358035 Pittsburgh, PA 15252-8035, or by calling 1-888-816-7506

Participation in the plan.

5.	Am I eligible to participate in the plan?

Any stockholder whose shares of common stock are registered on our stock transfer books in his or her name (also referred to as a “registered holder”) or any stockholder whose shares of common stock are registered in a name other than his or her name, for example, in the name of a broker, bank or other nominee (also known as a “beneficial holder”), may participate in the plan. If you are a registered holder, you may participate in the plan directly. If you are a beneficial owner you must either become a registered holder by having such shares transferred into your name or by making arrangements with your broker, bank or other nominee to participate in the plan on your behalf. Even if you are not already one of our stockholders, you may participate in the plan by making an initial optional cash purchase of common stock of not less than $750 or more than $5,000 during any calendar month unless we approve your request in writing for waiver under the WDP in which case your initial investment may exceed $5,000.

You may not transfer the right to participate in the plan to another person. We reserve the right to exclude any person from the plan if we believe that person utilizes the plan to engage in short-term trading activities that cause aberrations in the trading volume of our common stock.

If you reside in a state or other jurisdiction in which your participation in the plan would be unlawful, you will not be eligible to participate in the plan.

Enrollment in the plan.

6.	How do I enroll in the plan and become a participant in the plan?

If you are a registered holder, you may become a participant by enrolling on-line through Investor ServiceDirect at www.bnymellon.com/shareowner. Alternatively, you may complete and sign an Enrollment Form and return it to the agent in care of BNY Mellon Shareowner Services, P.O. Box 358035 Pittsburgh, PA 15252-8035. You may obtain an Enrollment Form at any time by requesting one from the agent by calling (888) 816-7506. If your shares are registered in more than one name (e.g., joint tenants, trustees), all registered holders of such shares must sign the Enrollment Form exactly as their names appear on the account registration.

If you are a beneficial owner, you must instruct your broker, bank or other nominee in whose name your shares are held to participate in the plan on your behalf. If a broker, bank or other nominee holds shares of beneficial owners through a securities depository, the broker, bank or other nominee may also be required to provide a Broker and Nominee Form to the agent in order to participate in the optional cash purchases portion of the plan. You may obtain a Broker and Nominee Form at any time by requesting one from the agent at the address listed in this prospectus supplement.

If you are not presently one of our stockholders, but desire to participate in the plan by making an initial investment in common stock, you may join the plan by completing an Enrollment Form and forwarding it, together with such initial investment, to the agent at the address indicated on the Enrollment Form. If your initial purchase is for more than $5,000, you must also complete a request for waiver and submit it to us for our written approval before you will be enrolled in the plan.

7.	What does the enrollment form provide?

The Enrollment Form directs the agent to apply to the purchase of additional shares of common stock all of the cash dividends on the specified percentage of shares of common stock that you own on the applicable dividend record date and that you designate to be reinvested through the plan. The Enrollment Form also directs the agent to purchase additional shares of common stock with any optional cash purchases that you may elect to make.

While the Enrollment Form directs the agent to reinvest cash dividends on shares enrolled in the plan by electing “Full Dividend Reinvestment,” you may alternatively elect “Partial Dividend Reinvestment” or “All Cash” (no dividend reinvestment). You may change the dividend reinvestment option at any time on-line through BNY Mellon Investor Service Direct by submitting a newly executed Enrollment Form to the agent or by writing to the agent. The agent must receive any change in the percentage of shares with respect to which the agent is authorized to reinvest dividends prior to the record date for a dividend to permit the change to apply to that dividend. For each method of dividend reinvestment, we will reinvest your cash dividends in the manner specified on your Enrollment Form on all shares other than those that you designate for payment of cash dividends until you specify otherwise or withdraw from the plan altogether, or until the plan is terminated.

8.	When will my participation in the plan begin?

Your participation in the dividend reinvestment portion of the plan will commence with the next dividend payment date after the agent receives your Enrollment Form, provided the agent receives it on or before the record date we establish for the payment of the dividend.

Your participation in the optional cash purchase portion of the plan for purchases of $5,000 or less will commence with the next COPP investment date after the agent receives your Enrollment Form, provided the agent receives the funds to be invested not later than one business day immediately preceding the COPP investment date. If the agent receives the funds to be invested after the day indicated above and before the next succeeding COPP investment date, the agent will hold the funds for a period of up to 35 days, without interest, until they can be invested on the next COPP investment date.

Your participation in the optional cash purchase portion of the plan for purchases in excess of $5,000 will commence with the next investment period after the agent receives your Enrollment Form and your request for waiver, approved by us, provided the agent receives the funds to be invested not later than one business day immediately preceding the applicable investment period. If the agent receives the funds to be invested after the day indicated above and before the next succeeding investment period, the agent will hold the funds for a period up to 35 days, without interest, until they can be invested during the next WDP investment period.

You may enroll in the plan at any time. Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the plan.

Purchases.

9.	When will my shares be acquired under the plan?

In the event that the agent purchases shares directly from us, the date of issuance of shares to be purchased

•	with reinvested dividends, will be the applicable dividend payment date,

•

under the COPP, will be the COPP investment date which shall be approximately the 20th calendar day of the calendar month, unless such day is a Saturday, Sunday or holiday, in which case the COPP investment date will occur on the next succeeding business day of the month, or

•

under the WDP, will be each day on which shares are purchased during the applicable ten trading day investment period, and you will acquire, on each day, all rights of ownership with respect to the maximum number of shares of common stock that may be purchased on each day during the applicable ten trading day investment period with one-tenth of your WDP payment, including, without limitation the right to dispose of or vote the shares.

In the event that the agent purchases shares either in open market or privately negotiated transactions, the shares will be deemed acquired on the date that they are purchased.

Purchases of shares for the plan through open market purchases or privately negotiated transactions will be made as soon as practicable and normally on the dividend payment date or the COPP investment date, as applicable. Notwithstanding the foregoing, neither we nor the agent will be liable when conditions, including compliance with the rules and regulations of the SEC, prevent the purchase of shares of our common stock or interfere with the timing of such purchases. By applicable law, funds will be returned to participants if not used to purchase shares of our common stock: (i) within 35 days of receipt of initial or additional cash investments; or (ii) within 30 days of the dividend payment date for dividend reinvestments.

We will not purchase shares in the open market or privately negotiated transactions to satisfy purchases under the WDP.

In the past, we have paid quarterly dividends on our common stock. While we expect to continue to pay quarterly dividends, dividends are paid as and when declared by our board of directors. We cannot assure you that our board of directors will declare or pay dividends on the common stock, and nothing contained in the plan obligates our board of directors to declare or pay dividends on common stock. The plan does not guarantee you the right to receive dividends in the future.

10.	What is the source of shares to be purchased under the plan?

The agent will reinvest dividends and acquire common stock under the COPP by purchasing either shares of common stock issued directly from us or by purchasing shares in the open market or in privately negotiated transactions, or a combination of both. The agent will acquire shares of common stock under the WDP only by purchasing previously unissued shares of common stock from us.

11.	At what price will my shares be purchased?

The purchase price per share of common stock acquired through the plan as a result of the reinvestment of dividends will be equal to

•	in the case of newly issued shares of common stock, the average of the high and low sales price per share as reported by the NYSE on the applicable dividend payment date, or

•

in the case of shares purchased in the open market or in privately in negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable dividend payment date.

The price of shares acquired through optional cash purchases under the COPP of $5,000 or less during any calendar month will be equal to in the case of newly issued shares of common stock, the average of the high and low sales price per share as reported by the NYSE on the applicable COPP investment date, or in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the applicable COPP investment date.

We may advise the agent to purchase shares from time to time in its discretion over a period of up to 15 trading days following the applicable dividend payment date or COPP investment date, as the case may be.

Under the WDP you may purchase more than $5,000 of common stock during any WDP investment period at a discount of up to 2% on newly issued shares from the market price, which will be the average of the high and low sales price per share of the common stock as reported by the NYSE on each trading day on which shares are purchased during the applicable WDP investment period. Shares purchased pursuant to the WDP may also be subject to a threshold price provision. The agent will acquire shares of common stock purchased under the WDP only from previously unissued shares of common stock.

You may obtain the discount applicable to the next investment period by telephoning Investor Relations at (310) 481-8400 three business days prior to the applicable WDP investment period. Setting a discount for a particular investment period will not affect the setting of a discount for any subsequent investment period.

Whether you are reinvesting dividends or making optional cash purchases (including under the WDP), the purchase price per share of common stock you acquire may not be less than 95% of the average high and low sales price per share of the common stock as reported by the NYSE on the date such shares are credited to your account under the Plan. This requirement is included in the Plan in order to ensure compliance with certain tax rules applicable to REITs.

12.	How may I make an optional cash purchase?

You are eligible to request optional cash purchases at any time. If you are a registered holder, you may make an optional cash purchase by sending a check or money order payable to The Bank of New York Mellon to the address indicated on the Enrollment Form.

If you hold your shares registered in the name of another person, the Broker and Nominee Form provides the sole means whereby a broker, bank or other nominee holding shares on your behalf may request an optional cash purchase for you. In such case, the broker, bank or other nominee must use a Broker and Nominee Form for transmitting optional cash purchases on your behalf. A Broker and Nominee Form must be delivered to the agent each time that such broker, bank or other nominee transmits optional cash purchases on your behalf. Your broker or nominee may request a Broker and Nominee Form from the agent in writing at its address included in this prospectus supplement or by telephone.

If you are not already one of our stockholders, you may make an initial investment in common stock through an optional cash purchase by submitting an Enrollment Form to the agent and, in the case of a purchase under the WDP, a request for waiver approved by us.

13.	Where should I send my money to make an optional cash purchase?

You may make optional cash purchases under the COPP by check payable to The Bank of New York Mellon and mailed to the agent at the address referenced on the Enrollment Form or your statement, as applicable. You may make optional cash purchases under the WDP only with our prior written consent and only by wire transfer to the account referenced on the Request for Waiver Form. You should send all inquiries regarding other forms of payments and all other written inquiries directly to the agent at its address referenced in this prospectus supplement.

The agent must receive funds for optional cash purchases of $5,000 or less during any calendar month not later than one business day before the COPP investment date. The agent must receive funds for optional cash purchases greater than $5,000 during any calendar month and made pursuant to a request for waiver not later than one business day before the commencement of the applicable WDP investment period in order to purchase shares of common stock during the following WDP investment period.

14.	How do I get a refund if I change my mind?

You may obtain a refund of any COPP payment or WDP payment not yet invested by requesting, in writing, the agent to refund your payment. The agent must receive your request not later than two business days prior to, in the case of a COPP payment, the next COPP investment date, and in the case of a WDP payment, the commencement of the next WDP investment period. If the agent receives your request later than these specified times, your COPP payment or WDP payment will be applied to the purchase of shares of common stock.

15.	Will I be paid interest on funds held for optional cash purchases prior to investment?

You will not be paid interest on funds you send to the agent for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the agent to be used for investment in optional cash purchases shortly prior to the applicable investment date or investment period so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the agent, you should write or telephone the agent at the address and telephone number included above.

You should be aware that since investments under the plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the agent can assure you a profit or protect you against a loss on shares of common stock purchased under the plan.

16.	What limitations apply to optional cash purchases?

Minimum/Maximum limits.

If you are already one of our stockholders, you may make optional cash purchases under the COPP with a minimum investment of $100 up to a maximum investment of $5,000 during any calendar month. If you are not already one of our stockholders, you may make optional cash purchases under the COPP with a minimum initial investment of $750 up to a maximum investment of $5,000 during any calendar month. If you request an optional cash purchase of less than the applicable minimum amount, or if you request an optional cash purchase under the COPP in excess of $5,000, the agent will return your funds to you promptly, without interest.

Request for waiver.

You may make optional cash purchases in excess of $5,000 during any calendar month under the WDP only pursuant to a request for waiver approved by us in writing. If you wish to make an optional cash purchase in excess of $5,000 for any calendar month, you must obtain our prior written approval and a copy of such written approval must be submitted to the agent. A request for waiver should be sent to us by facsimile at (310) 481-6580, Attention: Investor Relations, by 2:00 p.m., Los Angeles Time, on the day that is at least three business days prior to the first day of the applicable investment period. You may obtain the Request for Waiver Form from us or the agent at its address and telephone number referenced above. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount.

In deciding whether to approve a request for waiver, we will consider relevant factors including, but not limited to:

•	our need for additional funds,

•	the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds,

•	the purchase price likely to apply to any sale of common stock, and

•	the aggregate amount of optional cash purchases in excess of $5,000 for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any WDP investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that you may purchase. We reserve the right to modify, suspend or terminate the plan for any reason whatsoever including elimination of practices that are not consistent with the purposes of the plan.

Threshold price.

We may establish for any investment period a minimum threshold price applicable to optional cash purchases made under the WDP. Not later than three business days prior to the first day of the applicable investment period, we will determine whether to establish a threshold price. We will determine the threshold price in our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. You may telephone Investor Relations at (310) 481-8400 during the three business days prior to the applicable investment period to ascertain whether we have established a threshold price for such investment period.

The threshold price, if any, is the per share price that the average of the high and low sale prices of the common stock must equal or exceed as reported by the NYSE for each trading day of the relevant investment period. If the per share sale price does not equal or exceed the threshold price for any particular trading day in the investment period, then we will exclude that trading day from the investment period. A trading day will also be excluded if no trades of common stock are made on the NYSE for that day. For example, if the threshold price is not satisfied for three of the ten trading days in an investment period, then we will determine the number of shares to be purchased (including the applicable purchase price) based upon the remaining seven trading days on which the threshold price was satisfied.

The agent will return to you, without interest, a portion of your optional cash purchase for each trading day of an investment period on which the threshold price is not satisfied or for each day on which no trades of common stock are reported on the NYSE. The returned portion will equal one-tenth of the total amount of such optional cash purchase for each trading day on which the threshold price is not satisfied or on which no trades of common stock are reported on the NYSE. Thus, for example, if the threshold price is not satisfied or no such sales are reported for three of the ten trading days in an investment period, we would return 3/10 (i.e., 30%) of such optional cash purchase to you.

The possible return of a portion of the investment applies only to optional cash purchases made under the WDP. Whether a threshold price is established for any particular investment period will not affect whether a threshold price is established for any subsequent investment period. For any particular month, we may waive our right to set a threshold price. Neither we nor the agent will notify you whether we establish a threshold price for any investment period. You may, however, confirm whether we have established a threshold price for any given investment period by telephoning Investor Relations at (310) 481-8400 during the three business days prior to the applicable investment.

Waiver discounts. Each month, not later than three business days prior to the first day of the applicable investment period, we may establish a discount from the market price applicable to optional cash purchases under the WDP. The discount may be up to 2% of the purchase price and may vary each investment period, but once established will apply uniformly to all optional cash purchases made under the WDP for that investment period, provided that the purchase price for shares purchased on any particular trading day during the applicable investment period may not be less than the minimum purchase price of 95% of the average of the high and low sales price per share of the common stock as reported by the NYSE on the date such shares are credited to your account under the Plan.

We may establish a discount in our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. You may obtain the discount applicable to the next investment period by telephoning Investor Relations at (310) 481-8400 during the three business days prior to the applicable investment period. Setting a discount for a particular investment period will not affect the setting of a discount for any subsequent investment period. The discount will apply to the entire optional cash purchase and not just the portion of such investment that exceeds $5,000.

The discount initially will apply only to optional cash purchases that exceed $5,000, but we reserve the right to establish a discount from the market price for reinvestment of cash dividends and optional cash purchases of $5,000 or less.

17.	What if I have more than one account?

We may aggregate all optional cash purchases for you if you have more than one account using the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, we may limit your participation to only one plan account.

Also for the purpose of such limitations, we may aggregate all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. Unless we determine that reinvestment of dividends and optional cash purchases for each account is consistent with the purposes of the plan, we have the right to aggregate all such accounts and to return, without interest, within 35 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

Certificates.

18.	Will certificates be issued for my share purchases?

All shares purchased pursuant to the plan will be credited to your individual account in “book entry” form. This protects you against the loss, theft or destruction of certificates evidencing shares. If you request, or if you withdraw from the plan or if the plan terminates, the agent will issue and deliver certificates for all full shares credited to your account. You may request delivery of share certificates by telephoning or writing the agent. The agent will only issue certificates in the same names as those enrolled in the plan. In no event will we issue certificates for fractional shares. Any fractional shares that you hold in the plan at the time you withdraw or at the time the plan is terminated will be sold by the agent. The agent will distribute to you the net proceeds of any of your fractional shares held in the plan sold in connection with your withdrawal.

19.	May I add shares of common stock to my account by transferring other stock certificates representing Kilroy Realty Corporation common stock that I possess?

You may send to the agent for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience, if and when shares are sold through the plan. The agent will keep all shares represented by such certificates for safekeeping in “book entry” form, combined with any full and fractional shares then held by the plan in your name. To deposit certificates for safekeeping under the plan, you must submit a letter of instruction to the agent. You should send stock certificates by registered mail and the letter of instruction as well as all written inquiries about the safekeeping service to the agent at its address indicated in this prospectus supplement. You may withdraw shares deposited for safekeeping by telephoning or writing the agent.

Sale of shares.

20.	How can I sell shares held under the plan?

You, or any other book entry holder, may instruct the agent to sell some or all of your shares held in the plan or in book entry by notifying the agent by telephone, in writing, by using the form included with your statement of account, or through Investor ServiceDirect www.bnymellon.com/shareowner. You may also withdraw all or a portion of your shares from your account and sell them through an outside broker or otherwise.

The agent will sell shares through a registered broker dealer as soon as practicable after receipt of a proper Notice. A sale request that is received before 1 p.m. Eastern Time, will subject to market conditions and other factors, generally be sold the same day. A sale request that is received after 1 p.m. Eastern time, will subject to market conditions and other factors, generally be sold the following business day. Shares to be sold may be commingled with those of other participants requesting sale of their shares, and we will allocate the proceeds to you and to each other participant based on the average price for all shares sold during the day of sale. You should understand that the price of the common stock may go down as well as up between the date you submit a request to sell and the date the sale is executed. You may not specify either the dates or the prices at which shares are to be sold through the agent. If the agent receives your request to sell shares on or after the record date for a dividend, we will reinvest any cash dividend paid on such shares, if applicable. You will only be charged for your pro rata share of trading fees or brokerage commissions for selling shares through the agent. These charges are normally lower than the cost of executing sales through a brokerage account.

Reports.

21.	What reports will I receive under the plan?

Unless you participate in the plan through a broker, bank or nominee, you will receive from the agent a detailed statement of your account following each dividend payment and when there is purchase or sale activity in your account. These detailed statements will show total cash dividends received, total optional cash purchases received, total shares purchased (including fractional shares), price paid per share and total shares held in the plan. You should retain these statements in order to determine the tax cost basis for shares purchased pursuant to the plan.

If you participate in the plan through a broker, bank or nominee, you should contact that person for such a statement.

Withdrawal.

22.	How may I withdraw from the plan?

You may terminate participation in the plan by telephone, in writing, or by changing your dividend election under the account management service when you access your account on-line through Investor ServiceDirect at www.bnymellon.com/shareowner.

After the agent receives the termination notice, we will send dividends to you in the usual manner and you may not make any additional optional cash purchases unless you re-enroll. The agent must receive your notice of termination before an investment date in order to be processed prior to that investment date. Once termination has been effected, the agent will issue you a certificate for all whole shares you hold under the plan. Alternatively, you may specify in the termination notice that some or all of the shares be sold. The agent will convert any fractional shares held in your account under the plan at the time of termination to cash at a price equal to the average of the highest and lowest price per share as reported by the NYSE, net of any trading fees or brokerage commissions. If you transfer shares represented by certificates registered in your name on our books but do not notify the agent, the agent will continue to reinvest dividends on shares held in your account under the plan until you direct otherwise. If the agent receives your termination request on or after the record date for a dividend, the agent will reinvest any cash dividend paid to you on your account. Your request will then be processed as soon as practicable after the dividend is reinvested and the additional shares are credited to your account. You will not be charged to terminate from the plan, other than the applicable trading fees or brokerage commissions with respect to any shares sold.

If your plan account balance falls below one full share, the agent reserves the right to liquidate the fraction and remit the proceeds, less any applicable trading fees or brokerage commissions, to you at your address of record and to terminate your participation in the plan. We may also terminate the plan after written notice in advance mailed to you at the address appearing on the agent’s records. If the plan or your participation is terminated, you will receive certificates for whole shares held in your accounts and a check for the cash value of any fractional shares held in any plan account that is terminated less any applicable trading fees or brokerage commissions.

Other provisions.

23.	What happens if I sell or transfer shares of stock or acquire additional shares of stock?

If you elect to have dividends automatically reinvested in additional shares of common stock and subsequently sell or transfer all or any part of the shares registered in your name, we will continue to reinvest your dividends as long as shares are registered in your name or until you terminate your participation in the plan. Similarly, if you elect the full or partial dividend reinvestment option under the plan and subsequently acquire additional shares registered in your name, we will continue to reinvest your dividends until you terminate your participation in the plan. If, however, you elect the optional cash purchases only option and subsequently acquire additional shares that are registered in your name, we will not reinvest your dividends paid on these shares.

24.	How will my shares be voted?

For any meeting of stockholders, you will receive proxy materials in order to vote all shares held by the plan for your account. The plan will vote all shares as you designate or you may vote in person at the meeting of stockholders. If you do not provide instructions or return an executed proxy, the plan will not vote your shares. If you hold your shares through a broker, bank or nominee, that person will receive the proxy materials and you will need to contact that person in order to vote your shares.

25.	Who pays the expenses of the plan?

We will pay all of the costs of administrating the plan other than trading fees or brokerage commissions. We will pass on to you the trading fees and brokerage commissions associated with the purchase and sale of shares of common stock attributable to you under the plan.

26.	What are the responsibilities of the company or the agent under the plan?

Neither we nor the agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of a failure to terminate your account upon your death or adjudication of incompetence prior to the receipt of notice in writing of such death or adjudication of incompetence, the prices at which shares are purchased for your account, the times when purchases are made or fluctuations in the market value of the common stock. Neither we nor the agent has any duties, responsibilities or liabilities except as expressly set forth in the plan or as imposed by applicable laws, including, without limitation, federal securities laws. You should recognize that we cannot assure you a profit or protect you against a loss on the shares you purchase under the plan and we take no position on whether you or other stockholders or investors should participate in the plan.

27.	What happens if the company issues a stock dividend, subscription rights, declares a stock split or makes any other similar distribution in respect of shares of common stock?

You will automatically receive credit to your plan account for any stock dividend, stock split or other similar distribution in respect of shares of common stock that we may declare. In the event that we make available to stockholders subscription rights to purchase additional shares of common stock or other securities, the agent will sell the rights accruing to all shares held in your name when rights become separately tradable and will apply the net proceeds from the sale of the rights to the purchase of common stock with the next monthly optional cash purchase. If you do not want the agent to sell the rights and invest the proceeds, you can notify the agent by submitting an updated Enrollment Form and request that the distribution of subscription or other purchase rights be made directly to you. This will permit you to personally exercise, transfer or sell the rights on your shares.

28.	May shares in my account be pledged?

You may not pledge shares credited to your account, and any purported pledge will be void. If you wish to pledge shares, you must withdraw those shares from the plan.

29.	May I transfer all or a part of my shares held in the plan to another person?

You may transfer ownership of all or part of your shares held in the plan through gift, private sale or otherwise, by mailing to the agent at the address listed above a properly executed stock assignment, along with a letter requesting the transfer and a Substitute Form W-9—Certification of Taxpayer Identification Number completed by the transferee. Requests for transfer of shares held in the plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock assignment. The agent will provide you with the appropriate forms upon request. If any stock certificates bearing a restrictive legend are contained in the your plan account, the agent will comply with the provisions of such restrictive legend before effecting a sale or transfer of such restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized in the accompanying prospectus under “Description of Capital Stock—Restrictions on Ownership and Transfer of Our Capital Stock—Transfer Restrictions in Our Charter.”

30.	May the plan be changed or terminated?

We may amend, modify, suspend or terminate the plan at any time. The agent will notify you in writing of any material modifications made to the plan. The agent may appoint, by plan amendment, a successor agent to take its place under the terms and conditions set forth in the plan. If the agent appoints a successor agent, we are authorized to pay the successor agent for your account, and all dividends and distributions payable on common stock you hold under the plan for application by such successor.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS REGARDING THE PLAN

For a general summary of the material United States federal income tax consequences related to our election to be taxed as a REIT and the material United States federal income tax considerations anticipated to be material to holders of our common stock, see “United States Federal Income Tax Considerations” in our Current Report on Form 8-K dated September 19, 2008 (the “Form 8-K Tax Disclosure”).

The following is a general summary of the material United States federal income tax consequences to U.S. participants (as defined below) in the plan. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is for general information only and is not tax advice. This summary is limited to U.S. participants who hold shares of our common stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”)). In addition, this discussion does not purport to deal with all aspects of taxation that may be relevant to U.S. participants in light of their personal investment or tax circumstances, or to holders who receive special treatment under the federal income tax laws except to the extent discussed specifically herein. U.S. participants receiving special treatment include, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	brokers or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons other than U.S. participants;

•	persons that are S-corporations, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. participants whose functional currency is not the U.S. dollar;

•	persons who hold shares of our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, this discussion does not address any state, local or foreign tax consequences associated with participation in the plan or the ownership of our common stock.

The information in this summary is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings that are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus supplement and the accompanying prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the Internal Revenue Service regarding the tax consequences associated with participating in the plan, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

You are urged to consult your tax advisor regarding the specific tax consequences to you of:

•	participation in the plan;

•	the acquisition, ownership and sale or other disposition of shares of our common stock, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Participation in the Plan by U.S. Participants

When we use the term “U.S. participant,” we mean a participant in the plan who, for United States federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•

a corporation, partnership, limited liability company or other entity taxable as a corporation or partnership for federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Distributions you receive on shares of our common stock you hold in the plan and that are reinvested in newly issued shares will be treated for federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of our common stock that you receive on the date we make distributions (to the extent we have current or accumulated earnings and profits for federal income tax purposes). We intend to take the position that the fair market value of the newly issued shares purchased with reinvested distributions equals the average of the high and low NYSE prices of our common stock on the date we make such distributions. The treatment described above will apply to you whether or not the shares are issued to you at a discount. On the other hand, we intend to take the position that distributions you receive on shares of our common stock you hold in the plan that are reinvested in shares of our common stock purchased by the agent in the open market or in privately negotiated transactions are treated for federal income tax purposes as a taxable dividend to you in an amount equal to the purchase price of such shares (to the extent that we have current or accumulated earnings and profits for federal income tax purposes).

Your statement of account will show the fair market value of the common stock purchased with reinvested distributions on the applicable date we make distributions. You also will receive a Form 1099-DIV after the end of the year which will show for the year your total dividend income, your amount of any return of capital distribution and your amount of any capital gain dividend. For a general discussion of the United States federal income tax consequences of distributions to you with respect to shares of our common stock, see “Taxation of Taxable United States Stockholders Generally” in the Form 8-K Tax Disclosure.

The Internal Revenue Service has indicated in certain private letter rulings that a participant in both the dividend reinvestment and optional cash purchase portions of a plan similar to our plan who makes an optional cash purchase under the plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. Certain other private letter rulings have held that a participant in only the optional cash purchase portion of a plan who makes an optional cash purchase of shares under the plan at a discount will not be treated as having received a distribution. We presently intend to take the position that a holder who makes an optional cash purchase of common shares under the plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares, including any discount, over the amount of the optional cash payment made by the participant. We also intend to take the position that the fair market value for such determination will be equal to the average of the high and low NYSE prices of our common stock on the applicable investment date. Any such distribution would result in taxable dividend income, reduced basis in the shares of common stock, capital gain or some combination thereof, under the rules described above and under “Taxation of Taxable United States Stockholders Generally” in the Form 8-K Tax Disclosure.

Under the plan, you will bear any trading fees or brokerage commissions related to the acquisition and the sale of shares of our common stock attributable to you under the plan. We will pay administrative expenses associated with the operation of the plan and intend to take the position that the payment of such expenses by us is not a constructive distribution to you.

Your tax basis in your common shares acquired under the dividend reinvestment features of the plan generally will equal the total amount of distributions you are treated as receiving, as described above, plus any trading fees or brokerage commissions you bear related to the acquisition of such shares. Your tax basis in your common shares acquired through an optional cash purchase under the plan generally will equal the total amount of any distributions you are treated as receiving, as described above, plus the amount of the optional cash payment and any trading fees or brokerage commissions you bear related to the acquisition of such shares. Your holding period for the shares of our common stock acquired under the plan will begin on the day following the date such shares were purchased for your account. Consequently, shares of our common stock purchased in different months will have different holding periods.

You will not realize any gain or loss when you receive certificates for whole shares of our common stock credited to your account, either upon your request, when you withdraw from the plan or if the plan terminates. However, you will recognize gain or loss when whole shares of our common stock or rights applicable to our common stock acquired under the plan are sold or exchanged. You will also recognize gain or loss when you receive a cash payment for a fractional share of our common stock credited to your account when you withdraw from the plan or if the plan terminates. The amount of your gain or loss will equal the difference between the amount you receive for your shares or fractional shares of our common stock or rights applicable to common stock, net of any costs of sale paid by you, and your adjusted tax basis of such shares. For a general discussion of the federal income tax consequences of disposing of shares of our common stock, see “Taxation of Taxable United States Stockholders Generally—Dispositions of Our Capital Stock” in the Form 8-K Tax Disclosure.

PLAN OF DISTRIBUTION

Pursuant to the plan, we may be requested to approve optional cash purchases in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of you or any another participant that may be engaged in the securities business. In deciding whether to approve such a request, we will consider relevant factors including, but not limited to:

•	our need for additional funds,

•	the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds,

•	the purchase price likely to apply to any sale of common stock, and

•	the aggregate amount of optional cash purchases in excess of $5,000 for which requests for waiver have been submitted by all participants.

We will pay all of the costs of administrating the plan other than trading fees or brokerage commissions. We will pass on to you the trading fees and brokerage commissions associated with the purchase and sale of shares of common stock attributable to you under the plan.

Persons who acquire shares of common stock through the plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding such person’s purchase of such shares or any resale or distribution thereof. We may, however, approve requests for optional cash purchases by such persons in excess of allowable maximum limitations. If such requests are submitted for any WDP investment date for an aggregate amount in excess of the amount we are willing to accept, we may honor such requests in order of receipt, pro rata or by any other method which we determine to be appropriate.

EXPERTS

The financial statements and the related financial statement schedules, incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing.

LEGAL MATTERS

Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law. Latham & Watkins LLP has issued an opinion to us regarding certain tax matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can inspect reports and other information we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, we maintain a website that contains information about us at http://www.kilroyrealty.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or the accompanying prospectus or any other report or document we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, the registration statement, under the Securities Act with respect to the common stock offered hereby. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the common stock offered hereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined at the SEC’s public reference room. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. This registration statement is also available to you on the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our Current Reports on Form 8-K filed on January 2, January 3, January 31, May 19, September 19, October 2, 2008 and December 12, 2008; and

•

the description of our capital stock contained in our Registration Statement on Form 8-A/A filed with the SEC on June 10, 2005 (file number 001-12675), including any amendment or reports filed for the purpose of updating this description.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus supplement and the termination of the offering of the common stock described in this prospectus supplement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, including exhibits, if they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064, Attention: Secretary (telephone (310) 481-8400).

PROSPECTUS

Common Stock, Preferred Stock, Depositary Shares and Warrants

We may offer from time to time in one or more series or classes (i) shares of our common stock, par value $.01 per share, (ii) shares or fractional shares of our preferred stock, par value $.01 per share, (iii) shares of our preferred stock represented by depositary shares and (iv) warrants to purchase preferred stock or common stock, referred to collectively in this prospectus as the offered securities, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus.

The specific terms of the offered securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include, where applicable (i) in the case of common stock, the specific title and any initial public offering price; (ii) in the case of preferred stock, the specific title and any dividend, liquidation, redemption, conversion, voting and other rights and any initial public offering price; (iii) in the case of depositary shares, the fractional share of preferred stock represented by each such depositary share; and (iv) in the case of warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the offered securities, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes.

The applicable prospectus supplement will also contain information, where applicable, about certain United States federal income tax consequences relating to, and any listing on a securities exchange of, the offered securities covered by such prospectus supplement.

The offered securities may be offered directly, through agents we may designate from time to time or by, to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the offered securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in, or will be calculable from the information set forth in, the applicable prospectus supplement. See “Plan of Distribution.” No offered securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such series of offered securities.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “KRC.” On September 17, 2008, the last reported sales price of our common stock on the NYSE was $46.00 per share.

Before you invest in the offered securities, you should consider the risks discussed in “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2008.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our” or “our company” mean Kilroy Realty Corporation, including our consolidated subsidiaries.

You should rely only on the information contained in this prospectus, any accompanying prospectus supplement and in any document incorporated by reference. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement are not an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate and this prospectus and any accompanying prospectus supplement are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after the date of the prospectus or the date of the accompanying prospectus supplement even though this prospectus and any accompanying prospectus supplement are delivered or securities are sold pursuant to the prospectus and the accompanying prospectus supplement at a later date. Since the date of this prospectus and the date of any accompanying prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

i

RISK FACTORS

Investment in the offered securities involves risks. Before acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement, including, without limitation, the risks of an investment in our company set forth below and under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our most recent annual report on Form 10-K and under the caption “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly reports on Form 10-Q, and as described in our other filings with the Securities and Exchange Commission, or SEC. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. Please also refer to the section below entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, including the documents that we incorporate by reference in each, contain forward-looking statements. Additionally, documents we subsequently file with the SEC and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including among others:

•	general economic conditions;

•	defaults on or non-renewal of leases by tenants, particularly any of our largest office tenants and our largest industrial tenants;

•	adverse economic or real estate developments in the Southern California region;

•	our ability to re-lease property at or above current market rates;

•	increased interest rates and operating costs;

•	significant competition, which may decrease the occupancy and rental rates of properties;

•	potential losses that may not be covered by insurance;

•	our ability to successfully complete acquisitions and operate acquired properties;

•	our ability to successfully complete development and redevelopment properties on schedule and within budgeted amounts;

•	fluctuations in availability and cost of construction materials and labor resulting from the effects of recent natural disasters and increased worldwide demand;

•	our ability to maintain our status as a REIT;

•	future terrorist activity in the United States or war;

•	adverse changes to, or implementations of, income tax laws, governmental regulations or legislation;

•	decreases in the population in geographic areas where our properties are located;

•	elevated utility costs and power outages in California; and

•	costs to comply with governmental regulations.

You are cautioned not to unduly rely on the forward-looking statements contained in this prospectus and any accompanying prospectus supplement. These risks and uncertainties are discussed in more detail under the caption “Risk Factors” in this prospectus and under the caption “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007.

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated was as follows:

	For 6 Months Ended June 30, 2008	For Fiscal Year Ended December 31,
		2007		2006		2005	2004		2003
Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.29x	1.25	x	1.34	x	.74x	1.26	x	1.62	x
Deficiency (in thousands)	—	—		—		$16,835	—		—

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of minority interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units. For the year ended December 31, 2005, our earnings were inadequate to cover combined fixed charges and preferred dividends.

THE COMPANY

We are a Maryland corporation which owns, operates, develops and acquires office and industrial real estate located in Southern California. We qualify and operate as a self-administered real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

As of June 30, 2008, our stabilized portfolio of operating properties was comprised of 86 office buildings (the “Office Properties”) and 43 industrial buildings (the “Industrial Properties”), which encompassed an aggregate of approximately 8.1 million and 3.9 million rentable square feet, respectively. As of June 30, 2008, the Office Properties were approximately 93.8% leased to 304 tenants, and the Industrial Properties were approximately 90.7% leased to 62 tenants. All of our properties are located in Southern California.

Our stabilized portfolio excludes development and redevelopment properties currently under construction and “lease-up” properties (collectively, the “in-process development and redevelopment properties”). We define “lease-up” properties as properties recently developed or redeveloped by us that have not yet reached 95% occupancy and are within one year following cessation of major construction activities. As of June 30, 2008, the in-process development and redevelopment properties included three buildings that were under construction and three lease-up properties, which will encompass an aggregate of approximately 611,000 rentable square feet of new office space when completed. All of the in-process development and redevelopment properties are in the San Diego region of Southern California, except for one redevelopment property, which is in El Segundo, California.

We own our interests in all of our Office Properties and Industrial Properties through Kilroy Realty, L.P., a Delaware limited partnership, or the operating partnership, and Kilroy Realty Finance Partnership, L.P., a Delaware limited partnership, or the finance partnership. We conduct substantially all of our operations through the operating partnership, in which we owned a 93.7% general partnership interest as of June 30, 2008. The remaining 6.3% common limited partnership interest in the operating partnership as of June 30, 2008, was owned by certain of our executive officers and directors, certain of their affiliates, and other outside investors. Kilroy Realty Finance, Inc., one of our wholly-owned subsidiaries, is the sole general partner of the finance partnership and owns a 1.0% general partnership interest. The operating partnership owns the remaining 99.0% limited partnership interest. We conduct substantially all of our development activities through Kilroy Services, LLC (“KSLLC”), which is a wholly-owned subsidiary of the operating partnership. Unless otherwise indicated, all references to “we,” “us,” “our” or the “Company” include the operating partnership, the finance partnership, KSLLC and all of our wholly-owned subsidiaries. With the exception of the operating partnership, all of our subsidiaries are wholly-owned.

Our common stock is listed on the NYSE under the symbol “KRC,” our 7.80% Series E Cumulative Redeemable Preferred Stock under the symbol “KRC-PE” and our 7.50% Series F Cumulative Redeemable Preferred Stock under the symbol “KRC-PF.” Our principal executive offices are located at 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064. Our telephone number is (310) 481-8400.

USE OF PROCEEDS

As general partner of the operating partnership, we are required under the terms and conditions of the partnership agreement (as defined below) to invest the net proceeds of any sale of common stock, preferred stock, depositary shares or warrants pursuant to this prospectus in the operating partnership. Unless otherwise indicated in the applicable prospectus supplement, the operating partnership intends to use such net proceeds for general corporate purposes, including, without limitation, the acquisition and development of properties and the repayment of debt. Net proceeds from the sale of the offered securities initially may be temporarily invested in short-term securities.

DESCRIPTION OF CAPITAL STOCK

We have summarized the material terms and provisions of our capital stock in this section. For more detail you should refer to our charter, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

General. Our charter authorizes us to issue 150,000,000 shares of common stock, par value $0.01 per share. As of June 30, 2008, we had 32,652,346 shares of common stock issued and outstanding. The 32,652,346 outstanding shares excludes the 2,188,340 shares of common stock, as of June 30, 2008, which we may issue in exchange for presently outstanding common units that may be tendered for redemption to the operating partnership.

Shares of our common stock:

•	are entitled to one vote per share on all matters presented to stockholders generally for a vote, including the election of directors, with no right to cumulative voting;

•	do not have any conversion rights;

•	do not have any exchange rights;

•	do not have any sinking fund rights;

•	do not have any redemption rights;

•	do not generally have any appraisal rights;

•	do not have any preemptive rights to subscribe for any of our securities; and

•	are subject to restrictions on ownership and transfer.

We may pay distributions on shares of our common stock, subject to the preferential rights of our Series E Preferred Stock and Series F Preferred Stock, and, when issued, our Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock, and any other series or class of capital stock that we may issue in the future with rights to dividends and other distributions senior to our common stock. However, we may only pay distributions when our board of directors authorizes a distribution out of legally available funds. We make, and intend to continue to make, quarterly distributions on outstanding shares of our common stock.

Our board of directors may:

•	reclassify any unissued shares of our common stock into other classes or series of capital stock;

•	establish the number of shares in each of these classes or series of capital stock;

•	establish any preference rights, conversion rights and other rights, including voting powers, of each of these classes or series of capital stock;

•	establish restrictions, such as limitations and restrictions on ownership, dividends or other distributions of each of these classes or series of capital stock; and

•	establish qualifications and terms or conditions of redemption for each of these classes or series of capital stock.

Material provisions of the Maryland General Corporation Law. Under the Maryland General Corporation Law, or the MGCL, our stockholders are generally not liable for our debts or obligations. If we liquidate, we will first pay all debts and other liabilities, including debts and liabilities arising out of our status as general partner of the operating partnership, and any preferential distributions on any outstanding shares of preferred stock. Each holder of our common stock then will share ratably in our remaining assets. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preference or exchange rights, subject to the ownership limits in our charter or as permitted by our board of directors pursuant to executed waiver agreements.

Under the MGCL, we generally require approval by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to vote before we can:

•	dissolve;

•	amend our charter;

•	merge;

•	sell all or substantially all of our assets;

•	engage in a share exchange; or

•	engage in similar transactions outside the ordinary course of business.

Because the term “substantially all of a company’s assets” is not defined in the MGCL, it is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Although the MGCL allows our charter to establish a lesser percentage of affirmative votes by our stockholders for approval of those actions, our charter does not include such a provision.

Rights to purchase Series B Preferred Stock. Each share of our common stock includes a right to purchase from us, once the rights become exercisable, one one-hundredth (1/100th) of a share of our Series B Preferred Stock, at a purchase price of $71.00 per share, subject to anti-dilution adjustments. Once exercisable, the rights may be exercised until we redeem them, until they are exchanged or terminated, or until they expire on October 2, 2008.

The rights will be transferred only with shares of our common stock until the earlier to occur of:

(1) ten days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of:

•	15% or more of the shares of our common stock or,

•

in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock; and

(2) ten business days, or on a later date as may be determined by our board of directors, prior to the time that any person or group of affiliated persons becomes an acquiring person, following the commencement or announcement of an intention to make a tender offer or exchange offer for shares of our common stock, the consummation of which would result in the beneficial ownership by:

•	a person or group of 15% or more of the shares of our common stock or,

•

in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock.

We refer to the earlier of these dates as the distribution date. The rights will be transferred only with shares of our common stock until the distribution date, or the earlier redemption or expiration of the rights. Our board of directors may not postpone the exercisability and transferability of the rights. As soon as practicable after the distribution date, separate right certificates will be issued to holders of record of shares of common stock as of the close of business on the distribution date. Subject to the termination of the right of redemption, the rights will become exercisable and transferable. Right certificates initially will represent the right to purchase one share of common stock for each share of our common stock currently outstanding.

If a person or group becomes an acquiring person, or if we are the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and shares of our common stock are not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, may receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of one right. The rights that are or were acquired or beneficially owned by the acquiring person will then be void.

We will adjust the number of rights associated with each share of our common stock as necessary if we distribute shares of common stock as dividends, or declare a stock split or reverse stock split in our common stock. If after a person has become an acquiring person we are acquired in a merger or other business combination transaction or more than 50% of our assets or earning power are sold, each holder of a right will receive, upon the exercise of a right at the then current purchase price, the number of shares of common stock of the acquiring company which at the time of that transaction would have a market value of two times the then current purchase price of one right.

At any time after a person becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of our then outstanding common stock, we may exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of common stock having an aggregate value equal to the difference between the value of the common stock issuable upon exercise of the rights and the purchase price payable upon the exercise.

Our board of directors may:

•	redeem the rights in whole, but not in part, at a redemption price of $.01 per right at any time prior to the time a person becomes an acquiring person;

•	in its sole discretion establish when the redemption of the rights may be made effective, on what basis and under what conditions; and

•	amend any of the provisions of the rights agreement for so long as the rights are redeemable.

Immediately upon any redemption of the rights, a stockholder’s right to exercise the rights will terminate and the holders of rights may then only receive the redemption price. After the rights are no longer redeemable, we may amend or supplement the rights agreement only in a manner that does not adversely affect the interests of the holders of the rights.

We may adjust from time to time the purchase price payable, and the number of one one-hundredths of a share of Series B Preferred Stock or other securities or property issuable, upon exercise of the rights to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock;

•

upon the grant to holders of the shares of Series B Preferred Stock of some rights or warrants to subscribe to or purchase shares of Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock; or

•

upon the distribution to holders of shares of Series B Preferred Stock of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants, other than those referred to above.

The distributions referred to above exclude:

•	regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend paid; or

•

in case regular periodic cash dividends have not been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of the dividend, or dividends payable in shares of Series B Preferred Stock which will be subject to the adjustment described above.

Until a right is exercised, the holder of the right will have no rights as a stockholder beyond those existing as a result of the ownership of shares of common stock, including, without limitation, the right to vote or to receive dividends.

Preferred Stock

Our charter authorizes us to issue 30,000,000 shares of preferred stock, par value $.01 per share. Of the 30,000,000 authorized shares of preferred stock, we have classified and designated 1,500,000 shares as Series A Preferred Stock, 400,000 shares as Series B Preferred Stock, 900,000 shares as Series D Preferred Stock, 1,610,000 shares as Series E Preferred Stock and 3,450,000 shares as Series F Preferred Stock. As of the date of this prospectus, 1,610,000 shares of our Series E Preferred Stock are issued and outstanding and 3,450,000 shares of our Series F Preferred Stock are issued and outstanding.

We may classify, designate and issue additional shares of currently authorized shares of preferred stock, in one or more classes, as authorized by our board of directors without the prior consent of our stockholders. The board of directors may afford the holders of preferred stock preferences, powers and rights—voting or otherwise—senior to the rights of holders of shares of our common stock. Our board of directors can authorize the issuance of currently authorized shares of preferred stock with terms and conditions that could have the effect of delaying or preventing a change of control transaction that might involve a premium price for holders of shares of our common stock or otherwise be in their best interest. All shares of preferred stock which are issued and are or become outstanding are or will be fully paid and nonassessable. Before we may issue any shares of preferred stock of any class, the MGCL and our charter require our board of directors to determine the following:

•	the designation;

•	the terms;

•	preferences;

•	conversion and other rights;

•	voting powers;

•	restrictions;

•	limitations as to distributions;

•	qualifications; and

•	terms or conditions of redemption.

7.45% Series A Cumulative Redeemable Preferred Stock, 9.25% Series D Cumulative Redeemable Preferred Stock, 7.80% Series E Cumulative Redeemable Preferred Stock and 7.50% Series F Cumulative Redeemable Preferred Stock

General. Of our 30,000,000 authorized shares of preferred stock, we designated 1,500,000 shares as Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), 900,000 shares as Series D Cumulative Redeemable Preferred Stock (the “Series D Preferred Stock”), 1,610,000 shares as Series E Preferred Stock (the “Series E Preferred Stock”), and 3,450,000 shares as Series F Preferred Stock (the “Series F Preferred Stock”). Shares of Series A Preferred Stock are issuable on a one-for-one basis only upon redemption or exchange of the Series A Preferred Units. The Series D Preferred Stock is issuable on a one-for-one basis only upon redemption or exchange of the Series D Preferred Units. However, the Series D Preferred Units were redeemed on December 9, 2004. Accordingly, the shares of our preferred stock currently designated as Series D Preferred Stock could only be issued if redesignated by our board of directors. All of the designated shares of Series E Preferred Stock and Series F Preferred Stock are issued and outstanding.

Dividends. Each share of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are entitled to receive dividends that are:

•

cumulative preferential dividends, in cash, from the date of issue payable in arrears on the 15th of February, May, August and November of each year, including in the case of Series A Preferred Stock, any accumulated but unpaid distributions in respect of Series A Preferred Units at the time they are exchanged for shares of Series A Preferred Stock;

•

on parity with any payments made to each other and with all other preferred stock designated as ranking on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock;

•

in preference to any payment made on any other classes or series of capital stock or our other equity securities ranking junior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock; and

•

at a rate of 7.45% per annum for shares of Series A Preferred Stock, at a rate of 9.25% per annum for shares of Series D Preferred Stock, at a rate of 7.80% per annum for shares of Series E Preferred Stock and at a rate of 7.50% per annum for shares of Series F Preferred Stock.

Ranking. The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will, with respect to dividends and rights upon voluntary or involuntary liquidation, dissolution or winding-up of our affairs, rank:

•

senior to our common stock, the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock;

•

on parity with each other and with all other preferred stock designated as ranking on a parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock; and

•	junior to all other preferred stock designated as ranking senior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

Redemption. At our option, we may redeem, in whole or in part, from time to time, upon not less than 30 or more than 60 days written notice:

•	shares of Series A Preferred Stock and shares of Series D Preferred Stock;

•

shares of Series E Preferred Stock on and after November 21, 2008 and shares of Series F Preferred Stock on and after December 8, 2009, and prior to each of these dates to the extent necessary to maintain our qualification as a REIT;

•

shares of Series A Preferred Stock and Series D Preferred Stock at a redemption price payable in cash equal to $50.00 per share, and shares of Series E Preferred Stock and Series F Preferred Stock at a redemption price payable in cash equal to $25.00 per share, plus any accumulated but unpaid dividends whether or not declared up to and including the date of redemption;

•	by paying the redemption price of the Series E Preferred Stock and/or Series F Preferred Stock; and

•

by paying the redemption price of the Series A Preferred Stock and Series D Preferred Stock, excluding the portion consisting of accumulated but unpaid dividends, solely out of proceeds from issuance of our capital stock.

No Maturity, Sinking Fund or Mandatory Redemption. The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock have no maturity date, and we are not required to redeem the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock at any time. Accordingly, the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption rights. None of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock is subject to any sinking fund.

Limited Voting Rights. If we do not pay dividends on any shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock for six or more quarterly periods, including any periods during which we do not make distributions in respect of Series A Preferred Units prior to their exchange into shares of Series A Preferred Stock, whether or not consecutive, the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will have the right to vote as a single class with all other shares of capital stock ranking on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock which have similar vested voting rights for the election of two additional directors to our board of directors. The directors will be elected by a plurality of the votes cast in the election for a one-year term and each such director will serve until his successor is duly elected and qualified or until the director’s right to hold the office terminates, whichever occurs earlier, subject to the director’s earlier death, disqualification, resignation or removal. The election will take place at:

•

special meetings called at the request of the holders of at least 10% of the outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, or Series F Preferred Stock, or the holders of shares of any other class or series of stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock with respect to which dividends are also accumulated and unpaid, if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders; and

•

each subsequent annual meeting (or special meeting in its place) until all dividends accumulated on the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and any such other class or series of stock on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock for all past dividend periods and the dividend for the then current dividend period, including accumulated but unpaid distributions in respect of Series A Preferred Units at the time they are exchanged for shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment of the dividends is irrevocably set aside in trust for payment in full.

When all of the dividends have been paid in full, the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will be divested of their voting rights and the term of any member of our board of directors elected by the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and holders of any other shares of stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock will terminate.

In addition, so long as any shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock are outstanding, without the consent of at least two-thirds of the holders of the series of preferred stock then outstanding, as applicable, we may not:

•

authorize or create, or increase the authorized or issued amount of, any shares of capital stock ranking senior to the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock with respect to payment of dividends or rights upon liquidation, dissolution or winding-up of our affairs;

•

reclassify any of our authorized shares of capital stock into any shares ranking senior to the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock;

•

designate or create, or increase the authorized or issued amount of, or reclassify any of our authorized shares of capital stock into any stock on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares, but only to the extent the shares on parity with the Series A Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock are issued to one of our affiliates; or

•	either

•	consolidate, merge into or with, or convey, transfer or lease our assets substantially as an entirety, to any corporation or other entity; or

•	amend, alter or repeal the provisions of our charter or bylaws, whether by merger, consolidation or otherwise,

in each case that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock or the holders of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

For purposes of the previous paragraph, the following events will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock or any of their holders:

•	any merger, consolidation or transfer of all or substantially all of our assets, so long as either:

•	we are the surviving entity and the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, remain outstanding on the same terms, or

•

the resulting, surviving or transferee entity is a corporation, business trust or other like entity organized under the laws of any state and substitutes for the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, other preferred stock having substantially the same terms and same rights as the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock, respectively, including with respect to dividends, voting rights and rights upon liquidation, dissolution or winding-up; and

•

any increase in the amount of authorized preferred stock or the creation or issuance of any other class or series of preferred stock, or any increase in an amount of authorized shares of each class or series, in each case ranking either junior to or on parity with the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding-up to the extent such preferred stock is not issued to one of our affiliates.

In addition, we may increase the authorized or issued amount of the Series F Preferred Stock, whether by amendment or supplement of our charter or otherwise, without any vote of the holders of the Series F Preferred Stock, if all such additional shares:

•	remain unissued; and/or

•	are issued to an underwriter in a public offering registered with the SEC.

Each share of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock shall have one vote per $50.00 of stated liquidation preference. The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, as applicable.

The Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock will have no voting rights other than as discussed above.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, each share of Series A Preferred Stock and Series D Preferred Stock is entitled to a liquidation preference of $50.00 per share and each share of Series E Preferred Stock and Series F Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accumulated but unpaid dividends, in preference to any other class or series of our capital stock, other than those equity securities expressly designated as ranking on a parity with or senior to the Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

Series B Junior Participating Preferred Stock

General. Of our 30,000,000 authorized preferred shares, we designated 400,000 shares as Series B Junior Participating Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock is issuable upon exercise of the rights to purchase shares of Series B Preferred Stock, as described above in the section entitled “—Common Stock—Rights to purchase Series B Preferred Stock.”

Ranking. The Series B Preferred Stock, if and when issued, will rank:

•

junior to our Series A Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, if and when issued, and all other classes or series of preferred stock designated as ranking senior to the Series B Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up;

•	senior to all classes or series of preferred stock designated as ranking junior to the Series B Preferred Stock; and

•	on a parity with all other classes or series of stock designated as ranking on a parity with the Series B Preferred Stock.

Dividends. Each share of Series B Preferred Stock will be entitled, when, and if declared, to the greater of:

•	a minimum preferential cumulative quarterly dividend payment of $1.00 per share paid on the first day of March, June, September and December; and

•	an aggregate dividend of 100 times the dividend, if any, declared per share of common stock, other than a dividend payable in shares of common stock, since the last quarterly dividend payment date.

We will adjust the right to dividends per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of our common stock.

Accumulated and unpaid dividends shall not bear interest. Dividends paid on shares of Series B Preferred Stock which are less than the total amount of the dividends accumulated and payable on these shares shall be allocated pro rata on a share-by-share basis among all of the outstanding shares of Series B Preferred Stock.

Until dividends or distributions payable on the Series B Preferred Stock, whether or not declared, have been paid in full, we may not:

•	declare or pay dividends, or make any other distributions, including upon liquidation, dissolution or winding up, on any shares of capital stock ranking:

•	junior to the Series B Preferred Stock;

•

on parity with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and any parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all shares are then entitled;

•	redeem or purchase or otherwise acquire for consideration:

•

shares of any capital stock ranking junior, either as to dividends or upon liquidation, dissolution or winding up, to the Series B Preferred Stock, except as provided in our charter to protect our REIT status or if we acquire shares of junior stock in exchange for shares of any of our capital stock ranking junior both as to dividends and upon dissolution, liquidation or winding-up, to the Series B Preferred Stock; or

•

any shares of Series B Preferred Stock, or any shares of capital stock ranking on parity with the Series B Preferred Stock, except as provided for in our charter to protect our REIT status or in accordance with a written or published purchase offer to all holders of the shares on terms that our board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

We will not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of our capital stock unless we could purchase or otherwise acquire the shares at that time and in the manner set forth above.

Liquidation Preference. If we liquidate, dissolve or wind-up our business, the holders of shares of Series B Preferred Stock will be entitled, pro rata with any shares of preferred stock ranking on parity with the Series B Preferred Stock, to an aggregate preferential liquidation payment of 100 times the payment made per share of common stock. In no event may the liquidation payment be less than $100 per share plus any accumulated and unpaid dividends. We will adjust the liquidation preference per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Voting rights. Each holder of a share of Series B Preferred Stock is entitled to 100 votes on all matters submitted to our stockholders having general voting rights. We will adjust as necessary the votes per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Except as required by law, we do not require the consent of holders of Series B Preferred Stock for taking any corporate action, unless they are entitled to vote with holders of common stock. Generally, any holder of Series B Preferred Stock, common stock or any other shares of stock that have general voting powers will vote together as one class on all matters submitted to those stockholders having general voting rights.

Business Combinations. If we enter into any consolidation, merger, combination or other transaction, shares of our common stock may be exchanged for or changed into other stock or securities, cash and/or any other property. In that case, each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or any other property, payable in kind, as the case may be, into or for which each share of common stock is changed or exchanged. We will adjust the amount of per share consideration to be received by holders of Series B Preferred Stock upon any of these transactions if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Redemption. We may not redeem the Series B Preferred Stock at any time.

Restrictions on Ownership and Transfer of Our Capital Stock

Internal Revenue Code Requirements

To maintain our tax status as a REIT, five or fewer “individuals,” as that term is defined in the Code, which includes certain entities, may not own, actually or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Constructive ownership provisions in the Code determine if any individual or entity constructively owns our capital stock for purposes of this requirement. In addition, 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year or during a proportionate part of a short taxable year. Also, rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying income for purposes of the gross income tests of the Code. To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Transfer Restrictions in Our Charter.

Subject to exceptions specified in our charter, no holder may own, either actually or constructively under the applicable constructive ownership provisions of the Code:

•	more than 7.0%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 7.0%, by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•

if and when issued, shares of our Series A Preferred Stock, and/or Series D Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 7.0% by value of our outstanding shares of capital stock; or

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock or Series F Preferred Stock.

In addition, because rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying rent for purposes of the gross income tests under the Code, our charter provides that no holder may own, either actually or constructively by virtue of the constructive ownership provisions of the Code, which differ from the constructive ownership provisions used for purposes of the preceding sentence:

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 9.8% by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•

if and when issued, shares of our Series A Preferred Stock and/or Series D Preferred Stock which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 9.8% by value of our outstanding shares of capital stock; or

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock or Series F Preferred Stock.

We refer to the limits described in this paragraph and the preceding paragraph, together, as the “ownership limits.”

The constructive ownership provisions set forth in the Code are complex, and may cause shares of our capital stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of shares of our capital stock in an amount that does not exceed the ownership limits, or the acquisition of an interest in an entity that actually or constructively owns our capital stock, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively shares in excess of the ownership limits and thus violate the ownership limits described above or otherwise permitted by our board of directors. In addition, if and when such shares are issued, a violation of the ownership limits relating to the Series A Preferred Stock or Series D Preferred Stock could occur as a result of a fluctuation in the relative value of any outstanding series of our preferred stock and our common stock, even absent a transfer or other change in actual or constructive ownership.

Our board of directors may waive the ownership limits with respect to a particular stockholder if it:

•	determines that the ownership will not jeopardize our status as a REIT; and

•	otherwise decides that this action would be in our best interest.

As a condition of this waiver, our board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status. Our board of directors has waived the ownership limit applicable to our common stock for John B. Kilroy, Sr. and John B. Kilroy, Jr., allowing them to own up to 19.6% of our common stock. However, the board of directors conditioned this waiver upon the receipt of undertakings and representations from Messrs. Kilroy which it believed were reasonably necessary in order to conclude that the waiver would not cause us to fail to qualify and maintain our status as a REIT. Our board of directors also waived the ownership limits with respect to the initial purchasers and certain of their affiliated entities in the offering of 3.250% Exchangeable Senior Notes Due 2012, allowing each of them and certain of their affiliated entities to beneficially own up to 9.8%, in the aggregate, of our common stock in connection with hedging the capped call transactions.

In addition to the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our capital stock if, as a result of such ownership:

•

more than 50% in value of our outstanding capital stock would be owned, either actually or constructively under the applicable constructive ownership provisions of the Code, by five or fewer individuals, as defined in the Code;

•	our capital stock would be beneficially owned by less than 100 persons, determined without reference to any constructive ownership provisions; or

•	we would fail to qualify as a REIT.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership must give us notice immediately and provide us with any other information that we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

Effect of Violation of Ownership Limits and Transfer Restrictions.

If any attempted transfer of our capital stock or any other event would result in any person violating the ownership limits described above, unless otherwise permitted by our board of directors, then the purported transfer will be void ab initio and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable ownership limit, and the transferee shall acquire no right or interest in the excess shares. In the case of any event other than a purported transfer, the person or entity holding record title to any of the excess shares shall cease to own any right or interest in the excess shares.

Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer.

The trustee must:

•	within 20 days of receiving notice from us of the transfer of shares to the trust:

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors; and

•

distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares;

•	in the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift:

•	sell the excess shares to a qualified person or entity; and

•

distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of the event or the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the excess shares; and

•

in either case above, distribute any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, to the charitable organization selected by us as beneficiary of the trust.

The trustee shall be designated by us and be unaffiliated with us and any prohibited transferee or owner. Prior to a sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void ab initio.

If shares of capital stock are transferred to any person in a manner which would cause us to be beneficially owned by fewer than 100 persons, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition, including, but not limited to:

•	authorizing us to repurchase stock;

•	refusing to give effect to the ownership or acquisition on our books; or

•	instituting proceedings to enjoin the ownership or acquisition.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in the applicable Treasury regulations. Under current Treasury regulations, the percentage is between 0.5% and 5.0%, depending on the number of record holders of our shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of our shares as our board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer Agent and Registrar for Shares of Capital Stock

BNY Mellon Shareowner Services LLC is the transfer agent and registrar for shares of our preferred stock and common stock.

DESCRIPTION OF WARRANTS

We currently have no warrants outstanding (other than options issued under our stock option plan and the redemption and exchange rights of holders of units of the operating partnership, or the unitholders). We may issue warrants for the purchase of our preferred stock or common stock. Warrants may be issued independently or together with any other offered securities offered by any prospectus supplement and may be attached to or separate from such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between our company and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the warrants offered hereby. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (1) the title of such warrants; (2) the aggregate number of such warrants; (3) the price or prices at which such warrants will be issued; (4) the designation, terms and number of shares of our preferred stock or common stock purchasable upon exercise of such warrants; (5) the designation and terms of the offered securities, if any, with which such warrants are issued and the number of such warrants issued with each such offered security; (6) the date, if any, on and after which such warrants and the related preferred stock or common stock will be separately transferable, including any limitations on ownership and transfer of such warrants as may be appropriate to preserve our status as a REIT; (7) the price at which each share of preferred stock or common stock purchasable upon exercise of such warrants may be purchased; (8) the date on which the right to exercise such warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax consequences; and (12) any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which will represent a fractional interest of a share of a particular class or series of our preferred stock, as specified in the applicable prospectus supplement. Shares of a class or series of preferred stock represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named therein and the holders from time to time of the depositary receipts issued by the preferred stock depositary which will evidence the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the class or series of the preferred stock represented by such depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of the preferred stock to a preferred stock depositary, we will cause such preferred stock depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from us upon request, and the statements made hereunder relating to the deposit agreement and the depositary receipt to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable deposit agreement and related depositary receipts.

Dividends and other distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make such distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to such holders.

No distribution will be made in respect of any depositary share to the extent that it represents any class or series of preferred stock converted into shares in excess of the ownership limit or otherwise converted or exchanged.

Withdrawal of stock

Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted) the holders thereof will be entitled to delivery at such office, to or upon each such holder’s order, of the number of whole or fractional shares of the class or series of preferred stock and any money or other property represented by the depositary shares evidenced by such depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related class or series of preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement, but holders of such shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Redemption of depositary shares

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of the depositary shares representing shares of such class or series of preferred stock so redeemed, provided we shall have paid in full to the preferred stock depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to such class or series of preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method that we may determine that will not result in the issuance of any shares in excess of the ownership limit.

From and after the date fixed for redemption, all dividends in respect of the shares of a class or series of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption upon surrender thereof to the preferred stock depositary.

Voting of the preferred stock

Upon receipt of notice of any meeting at which the holders of a class or series of preferred stock deposited with the preferred stock depositary are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such class or series of preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for such class or series of preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The preferred stock depositary will vote the amount of such class or series of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred stock represented by such depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

Liquidation preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt as set forth in the applicable prospectus supplement.

Conversion

The depositary shares, as such, will not be convertible into our common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the applicable preferred stock depositary with written instructions to the preferred stock depositary to instruct us to cause conversion of a class or series of preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of our common stock, other shares of a class or series of our preferred stock (including shares in excess of the ownership limit) or other shares of stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay in cash an amount equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and termination of a deposit agreement

The form of depositary receipt evidencing depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between our company and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable depositary shares evidenced by the applicable depositary receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the deposit agreements, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related class or series of preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such amendment and to be bound by the applicable deposit agreement as amended thereby.

We may terminate the deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if (i) such termination is necessary to preserve our status as a REIT or (ii) a majority of each series or class of preferred stock subject to such deposit agreement consents to such termination, whereupon the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of each preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by preferred stock depositary with respect to such depositary receipts. We have agreed that if the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list each class or series of preferred stock issued upon surrender of the related depositary shares. In addition, the deposit agreement will automatically terminate if (i) all outstanding depositary shares shall have been redeemed, (ii) there shall have been a final distribution in respect of each class or series of preferred stock in the event of our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the depositary receipts evidencing the depositary shares representing such class or series of preferred stock or (iii) each share of the related preferred stock shall have been converted into our stock not so represented by depositary shares.

Charges of a preferred stock depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by such holders to be performed that are outside of those expressly provided for in the deposit agreement.

Resignation and removal of depositary

The preferred stock depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward to holders of depositary receipts any reports and communications received from us with respect to the related preferred stock.

Neither we nor the preferred stock depositary will be liable if prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and those of the preferred stock depositary under the deposit agreement will be limited to performing our duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of preferred stock represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of a class or series of preferred stock represented thereby unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event a preferred stock depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary shall be entitled to act on our claims, requests or instructions.

DESCRIPTION OF MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF KILROY REALTY, L.P.

We have summarized the material terms and provisions of the Fifth Amended and Restated Agreement of Limited Partnership of the operating partnership, as amended, which we refer to as the partnership agreement. This summary is not complete. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which is incorporated herein by reference.

Management of the Partnership

The operating partnership is a Delaware limited partnership. We are the sole general partner of the operating partnership and conduct substantially all of our business through it.

As the sole general partner of the operating partnership, we exercise exclusive and complete discretion in its day-to-day management and control. We can cause the operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and cause changes in its line of business, capital structure and distribution policies. The operating partnership has both preferred limited partnership interests and common limited partnership interests. As of June 30, 2008, the operating partnership had issued and outstanding 1,500,000 Series A Preferred Units, no Series B Preferred Units, no Series D Preferred Units, 1,610,000 Series E Preferred Units, 3,450,000 Series F Preferred Units and 2,188,340 common limited partnership units. We refer collectively to the Series A Preferred Units, Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units and the common units as the units. Limited partners may not transact business for, or participate in the management activities or decisions of, the operating partnership, except as provided in the partnership agreement and as required by applicable law.

Indemnification of our Officers and Directors

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers and directors and any other persons we may designate. Similarly, the partnership agreement limits our liability, as well as that of our officers and directors, to the operating partnership.

Transferability of Partnership Interests

Generally, we may not voluntarily withdraw from or transfer or assign our interest in the operating partnership without the consent of the holders of at least 60% of the common partnership interests including our interests. The limited partners may, without the consent of the general partner, transfer, assign, sell, encumber or otherwise dispose of their interest in the operating partnership to family members, affiliates (as defined under federal securities laws) and charitable organizations and as collateral in connection with certain lending transactions, and, with the consent of the general partner, may also transfer, assign or sell their partnership interest to accredited investors. In each case, the transferee must agree to assume the transferor’s obligations under the partnership agreements. This transfer is subject to our right of first refusal to purchase the limited partner’s units for our benefit.

In addition, without our consent, limited partners may not transfer their units:

•	to any person who lacks the legal capacity to own the units;

•	in violation of applicable law;

•	where the transfer is for only a portion of the rights represented by the units, such as the partner’s capital account or right to distributions;

•	if we believe the transfer would cause the termination of the operating partnership or would cause it to no longer be classified as a partnership for federal or state income tax purposes;

•

if the transfer would cause the operating partnership to become a party-in-interest within the meaning of ERISA or would cause its assets to constitute assets of an employee benefit plan under applicable regulations;

•	if the transfer would require registration under applicable federal securities laws;

•	if the transfer could cause the operating partnership to become a “publicly traded partnership” under applicable Treasury regulations;

•	if the transfer could cause the operating partnership to be regulated under the Investment Company Act of 1940 or the Employee Retirement Income Security Act of 1974; or

•	if the transfer would adversely affect our ability to maintain our qualification as a REIT.

We may not engage in any “termination transaction” without the approval of at least 60% of the common units in the operating partnership, including our general partner interest in the operating partnership. Examples of termination transactions include:

•	a merger;

•	a consolidation or other combination with or into another entity;

•	a sale of all or substantially all of our assets; or

•	a reclassification, recapitalization or change of our outstanding equity interests.

In connection with a termination transaction, all common limited partners must either receive, or have the right to elect to receive, for each common unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of common stock into which each common unit is then exchangeable; and

•	the greatest amount of cash, securities or other property paid to the holder of one share of common stock in consideration for one share of common stock pursuant to the termination transaction.

If, in connection with a termination transaction, a purchase, tender or exchange offer is made to holders of our common stock, and the common stockholders accept this purchase, tender or exchange offer, each holder of common units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities or other property which that holder would have received if immediately prior to the purchase, tender or exchange offer it had exercised its right to redemption, received shares of common stock in exchange for its common units, and accepted the purchase, tender or exchange offer.

We also may merge or otherwise combine our assets with another entity with the approval of at least 60% of the common units if:

•

substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by the operating partnership as the surviving partnership or another limited partnership or limited liability company is the surviving partnership of a merger, consolidation or combination of assets with the operating partnership;

•

the common limited partners own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of the operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•

the rights, preferences and privileges of the common limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the common limited partners may exchange their interests in the surviving partnership for either:

•	the consideration available to the common limited partner pursuant to the preceding paragraph; or

•

if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

The board of directors will reasonably determine relative fair market values and rights, preferences and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

We must use commercially reasonable efforts to structure transactions like those described above to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, the operating partnership must use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or other disposition of its assets.

Issuance of Additional Units Representing Partnership Interests

As sole general partner of the operating partnership, we have the ability to cause it to issue additional units representing general and limited partnership interests. These units may include units representing preferred limited partnership interests, subject to the approval rights of holders of the Series A Preferred Units with respect to the issuance of preferred units ranking senior to the Series A Preferred Units, holders of the Series E Preferred Units with respect to the issuance of preferred units ranking senior to the Series E Preferred Units and holders of Series F Preferred Units with respect to the issuance of preferred units ranking senior to the Series F Preferred Units as described under the heading “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units and 7.50% Series F Cumulative Redeemable Preferred Units.”

Capital Contributions by us to the Operating Partnership

We may borrow additional funds in excess of the funds available from borrowings or capital contributions from a financial institution or other lender or through public or private debt offerings. We may then lend these funds to the operating partnership on the same terms and conditions that applied to us. In some cases, we may instead contribute these funds as an additional capital contribution to the operating partnership and increase our interest in it and decrease the interests of the limited partners.

The Effect of Awards Granted Under Our Stock Incentive Plan

If options to purchase shares of our common stock granted in connection with our 1997 Stock Option and Incentive Plan or our 2006 Incentive Award Plan, or any successor equity incentive award plan, are exercised at any time, or restricted shares of common stock are issued under the plan, we must contribute to the operating partnership the exercise price that we receive in connection with the issuance of the shares of common stock to the exercising participant or the proceeds that we receive when we issue the shares. In exchange, we will be issued units in the operating partnership equal to the number of shares of common stock issued to the exercising participant in the plan.

Tax Matters That Affect The Operating Partnership

We have the authority under the partnership agreement to make tax elections under the Code on the operating partnership’s behalf.

Allocations of Net Income and Net Losses to Partners

The net income of the operating partnership will generally be allocated as follows:

•

first, to the extent holders of units have been allocated net losses, net income shall be allocated to such holders to offset these losses, in an order of priority which is the reverse of the priority of the allocation of these losses;

•

next, pro rata among the holders of Series A Preferred Units in an amount equal to a 7.45% per annum cumulative return on the stated value of $50.00 per Series A Preferred Unit, holders of Series E Preferred Units in an amount equal to a 7.80% per annum cumulative return on the stated value of $25.00 per Series E Preferred Unit, and holders of Series F Preferred Units in an amount equal to 7.50% per annum cumulative return on the stated value of $25.00 per Series F Preferred Unit; and

•	the remaining net income, if any, will be allocated to us and to the common limited partners in accordance with our respective percentage interests.

Net losses of the operating partnership will be allocated as follows:

•

first, to us and the common limited partners in accordance with their respective percentage interests, but only to the extent the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•

next, pro rata among the holders of the Series A Preferred Units, Series E Preferred Units and Series F Preferred Units, but only to the extent that the allocation does not cause a partner to have a negative adjusted capital account (ignoring any limited partner capital contribution obligations);

•	next, to partners pro rata in proportion to their positive adjusted capital accounts, until their capital accounts are reduced to zero; and

•	the remainder, if any, will be allocated to us.

Notwithstanding the foregoing, in some cases, losses may be disproportionately allocated to partners who have guaranteed debt of the operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. In addition, to the extent we issue Series B Junior Participating Preferred Units (the “Series B Preferred Units”), the partnership agreement will be amended to provide for the allocation of income and loss which is preferred with respect to common units and subordinate to Series A Preferred Units, Series E Preferred Units and Series F Preferred Units. See the section entitled “United States Federal Income Tax Considerations—Tax Aspects of the Operating Partnership, the Subsidiary Partnerships and Limited Liability Companies.”

Operations and Management of Kilroy Realty, L.P.

The operating partnership must be operated in a manner that will enable us to maintain our qualification as a REIT and avoid any federal income tax liability. The partnership agreement provides that we will determine from time to time, but not less frequently than quarterly, the net operating cash revenues of the operating partnership, as well as net sales and refinancing proceeds, pro rata in accordance with the partners’ respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and Series F Preferred Units. The partnership agreement further provides that the operating partnership will assume and pay when due, or reimburse us for payment of, all expenses that we incur relating to the ownership and operation of, or for the benefit of, the operating partnership and all costs and expenses relating to our operations.

Term of the Partnership Agreement

The operating partnership will continue in full force and effect until December 31, 2095, or until sooner dissolved in accordance with the terms of the partnership agreement.

7.45% Series A Cumulative Redeemable Preferred Units, 7.80% Series E Cumulative Redeemable Preferred Units and 7.50% Series F Cumulative Redeemable Preferred Units

General. The operating partnership has designated classes of preferred limited partnership units as the 7.45% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), the 7.80% Series E Cumulative Redeemable Preferred Units (the “Series E Preferred Units”) and the 7.50% Series F Cumulative Redeemable Preferred Units (the “Series F Preferred Units”), representing preferred limited partnership interests. As of the date of this prospectus, 1,500,000 Series A Preferred Units, 1,610,000 Series E Preferred Units and 3,450,000 Series F Preferred Units are issued and outstanding.

Distributions. Each Series A Preferred Unit, Series E Preferred Unit and Series F Preferred Unit is entitled to receive cumulative preferential distributions payable on or before the 15th day of February, May, August and November of each year. Series A Preferred Units will be entitled to distributions at a rate of 7.45% per annum, Series E Preferred Units will be entitled to distributions at a rate of 7.80% per annum and Series F Preferred Units will be entitled to distributions at a rate of 7.50% per annum. The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of the operating partnership, other than any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units.

Ranking. The Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units rank:

•

senior to the operating partnership’s common units, the Series B Preferred Units when issued, and to all classes or series of preferred partnership units designated as ranking junior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution or winding-up;

•

on parity with each other and with all other classes or series of preferred partnership units designated as ranking on a parity with the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units with respect to distributions and rights upon liquidation, dissolution or winding-up; and

•	junior to all other classes or series of preferred partnership units designated as ranking senior to the Series A Preferred Units, the Series E Preferred Units and the Series F Preferred Units.

Limited Approval Rights. For as long as any Series A Preferred Units remain outstanding, the operating partnership will not, without the affirmative vote of the holders of at least two-thirds of the units of such class, as applicable:

•

authorize, create or increase the authorized or issued amount of any class or series of partnership interests ranking senior to the Series A Preferred Units, or reclassify any partnership interests of the operating partnership into any class or series of partnership interest ranking senior to the Series A Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any class or series of partnership interests ranking senior to the Series A Preferred Units;

•

authorize or create, or increase the authorized or issued amount of any preferred partnership units on parity with the Series A Preferred Units, or reclassify any partnership interest into any preferred partnership units on parity with the Series A Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any preferred partnership units on parity with the Series A Preferred Units, but only to the extent that these preferred partnership units on parity with the Series A Preferred Units are issued to an affiliate of the operating partnership, other than to us to the extent the issuance of these interests was to allow us to issue corresponding preferred stock to persons who are not affiliates of the operating partnership; or

•

either consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity or amend, alter or repeal the provisions of the partnership agreement, whether by merger, consolidation or otherwise, in each case in a manner that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units or the holders of the Series A Preferred Units.

Redemption. We may redeem the Series A Preferred Units on or after September 30, 2009, the Series E Preferred Units on or after November 21, 2008 and the Series F Preferred Units on or after December 8, 2009. The Series A Preferred Units will be payable solely out of the sale proceeds from the issuance of our capital stock or out of the sale of limited partner interests in the operating partnership, at a redemption price, payable in cash, equal to the capital account balance of the holder of the Series A Preferred Units; provided, however, that no redemption will be permitted if the redemption price does not equal or exceed the original capital contribution of such holder plus accumulated and unpaid distributions to the date of redemption. If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional units). We may not redeem fewer than all of the outstanding Series A Preferred Units unless all accumulated and unpaid distributions have been paid on all Series A Preferred Units for all quarterly distribution periods terminating on or prior to the date of redemption. The Series E Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series E Preferred Unit, if any. The Series F Preferred Units may be redeemed at a redemption price, payable in cash, equal to the sum of $25.00 plus accumulated and unpaid distributions to the date of redemption per Series F Preferred Unit, if any.

Exchange. The Series A Preferred Units may be exchanged on and after September 30, 2015, in whole but not in part, into shares of our Series A Preferred Stock, at the option of 51% of the holders of all outstanding Series A Preferred Units. In addition, the Series A Preferred Units may be exchanged, in whole but not in part, into shares of Series A Preferred Stock at any time at the option of 51% of the holders if:

•	distributions on the Series A Preferred Units have not been timely made for six prior quarterly distribution periods, whether or not consecutive; or

•	the operating partnership or a subsidiary of the operating partnership is or is likely to become a “publicly traded partnership.”

In addition, the Series A Preferred Units may be exchanged prior to September 30, 2015, in whole but not in part, at the option of the holders of 51% of the Series A Preferred Units if the Series A Preferred Units would not be considered “stock and securities” for federal income tax purposes.

The Series A Preferred Units also are exchangeable, in whole but not in part, if the operating partnership believes, or the initial holder believes, based upon the opinion of counsel, that the character of the operating partnership’s assets and income would not allow it to qualify as a REIT. We may, in lieu of exchanging the Series A Preferred Units for shares of Series A Preferred Stock, elect to redeem all or a portion of the Series A Preferred Units for cash in an amount equal to the original capital contribution per Series A Preferred Unit and all accrued and unpaid distributions thereon to the date of redemption. If we elect to redeem fewer than all of the outstanding Series A Preferred Units, the number of Series A Preferred Units held by each holder to be redeemed shall equal such holder’s pro rata share of the aggregate number of Series A Preferred Units being redeemed. The right of the holders of Series A Preferred Units to exchange their units for shares of Series A Preferred Stock will be subject to the ownership limitations in our charter in order for us to maintain our qualification as a REIT for federal income tax purposes.

Liquidation Preference. The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series A Preferred Unit, Series E Preferred Unit and Series F Preferred Unit with a liquidation preference to each holder equal to $50.00, $25.00 and $25.00 per share, respectively, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest.

Series B Junior Participating Preferred Units

General. Under the terms of the partnership agreement, if we issue any shares of Series B Preferred Stock, we must contribute the proceeds to the operating partnership. In exchange for the contribution of these proceeds, the operating partnership will issue to us Series B Preferred Units equal to the number of shares of Series B Preferred Stock that we issued. As of the date of this prospectus, no Series B Preferred Units have been issued. In the event that shares of Series B Preferred Stock are issued, the general partner will amend the partnership agreement to provide for Series B Preferred Units which will contain the following terms and conditions:

Distributions. Each Series B Preferred Unit, if and when issued, will be entitled to receive preferential cumulative distributions payable on or before the first day of March, June, September and December, of each year at a rate in an amount per unit equal to the greater of:

•	$1.00; and

•	an aggregate distribution of 100 times the distribution, if any, declared per unit on the common units since the last quarterly distribution payment date.

The preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of the operating partnership, other than the Series A Preferred Units, the Series E Preferred Units, the Series F Preferred Units and any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series B Preferred Units.

Ranking. The Series B Preferred Units, if and when issued, will rank:

•	senior to the operating partnership’s common units and all classes or series of preferred partnership units designated as ranking junior to the Series B Preferred Units;

•

on parity with all classes or series of preferred partnership units designated as ranking on a parity with the Series B Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up; and

•

junior to the Series A Preferred Units, the Series E Preferred Units, the Series F Preferred Units and all other classes or series of preferred partnership units designated as ranking senior to the Series B Preferred Units.

Approval Rights. The Series B Preferred Units, if and when issued, will have no approval rights.

Redemption and Exchange. The operating partnership will not be able to redeem the Series B Preferred Units at any time and the Series B Preferred Units will not be exchangeable into any of our securities or any other security of the operating partnership.

Liquidation Preference. The distribution and income allocation provisions of the partnership agreement will have the effect of providing each Series B Preferred Unit with a liquidation preference to us equal to the capital contributions, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest ranking junior to the Series B Preferred Units.

Common Limited Partnership Units

General. The partnership agreement provides that, subject to the distribution preferences of the Series A, Series B, Series E and Series F Preferred Units, common units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. As of June 30, 2008, 2,188,340 common limited partnership units were issued and outstanding.

Redemption/Exchange Rights. Common limited partners have the right to require the operating partnership to redeem part or all of their common units for cash based upon the fair market value of an equivalent number of shares of common stock at the time of the redemption. Alternatively, we may elect to acquire those units tendered for redemption in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of some rights, some extraordinary distributions and similar events. However, even if we elect not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require that we issue common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors, as applicable. We presently anticipate that we will elect to issue shares of common stock in exchange for common units in connection with each redemption request, rather than having the operating partnership redeem the common units for cash. With each redemption or exchange, we increase our percentage ownership interest in the operating partnership. Common limited partners may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of common stock being issued, any person’s actual or constructive stock ownership would exceed the ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors.

Common Limited Partner Approval Rights. The partnership agreement provides that if the common limited partners own at least 5% of the outstanding common units, including those common units held by us, we will not, on behalf of the operating partnership and without the prior consent of the holders of more than 50% of the common units representing limited partner interests and excluding common units held by us, dissolve the operating partnership, unless the dissolution or sale is incident to a merger or a sale of substantially all of our assets.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law is not complete and is qualified by reference to Maryland law and the Company’s charter and bylaws, which are incorporated by reference to our SEC filings.

The Board of Directors

Our charter provides that the number of our directors shall be established by our bylaws, but cannot be less than the minimum number required by the MGCL, which is one. Our bylaws allow our board of directors to fix or change the number to not fewer than three and not more than 13 members. The number of directors is currently fixed at eight. A majority of our remaining board of directors may fill any vacancy, other than a vacancy caused by removal. A majority of our board of directors may fill a vacancy resulting from an increase in the number of directors. The stockholders entitled to vote for the election of directors at an annual or special meeting of our stockholders may fill a vacancy resulting from the removal of a director.

Our charter and bylaws provide that a majority of the board of directors must be “independent directors.” An “independent director” is a director who is not:

•	An employee, officer or affiliate of us or one of our subsidiaries or divisions;

•	a relative of a principal executive officer; or

•	an individual member of an organization acting as advisor, consultant or legal counsel, who receives compensation on a continuing basis from us in addition to director’s fees.

Classified Board of Directors. Our charter divides our board of directors into three classes. Each class of director serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies.

The classified board of directors makes removing incumbent directors more time consuming and difficult and may discourage a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of our common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the shares of our common stock entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of Directors. Our charter provides that our stockholders may remove a director only for “cause” and only by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors. The MGCL does not define the term “cause.” As a result, removal for “cause” is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation.

We are not Subject to the Maryland Business Combination Act

We have elected not to be subject to the “business combination” provisions of the MGCL (sections 3-601 through 3-605) and we cannot rescind such election and become subject to these business combination provisions without the approval of holders of a majority of our shares entitled to vote.

In the event that we decide to be subject to the business combinations provision, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are generally prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A business combination includes a merger, consolidation or share exchange. A business combination may also include an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined in the MGCL as:

•	any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s shares; or

•

an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the business combinations provisions of the MGCL if the board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder.

At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

As a result of our decision not to be subject to the business combinations statute, an interested stockholder would be able to effect a “business combination” without complying with the requirements discussed above, which may make it easier for stockholders who become interested stockholders to consummate a business combination involving us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of capital stock from our stockholders at a premium.

We are not Subject to the Maryland Control Share Acquisition Act

We have elected in our bylaws not to be subject to the “control share acquisition” provisions of the MGCL (sections 3-701 through 3-710). If we want to be subject to these provisions, our bylaws would need to be amended. Such amendments would require the approval of the holders of a majority of our shares entitled to vote.

Maryland law provides that “control shares” of a company acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to vote, excluding shares owned by the acquiror or by officers or directors who are employees of the company. “Control shares” are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

“Control shares” do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, “control share acquisition” means the acquisition of control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by its charter or bylaws. Because we are not subject to these provisions, stockholders who acquire a substantial block of common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for any of these control share stockholders to effect a business combination with us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

Unsolicited Takeovers

Under certain provisions of the MGCL relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers which, among other things, would automatically classify our board of directors into three classes with staggered terms of three years each and vest in our board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board of directors, even if the remaining directors do not constitute a quorum. These statutory provisions also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

An election to be subject to any or all of the foregoing statutory provisions may be made in our charter or bylaws, or by resolution of our board of directors. Any such statutory provision to which we elect to be subject will apply even if other provisions of Maryland law or our charter or bylaws provide to the contrary.

Our charter currently classifies the members of our board of directors into three classes with staggered terms of three years each. However, if we made an election to be subject to the statutory provisions described above, our board of directors would have the exclusive right to determine the number of directors and the exclusive right to fill vacancies on the board of directors. Moreover, any director elected to fill a vacancy would hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

We have not elected to become subject to the foregoing statutory provisions relating to unsolicited takeovers. However, we could by resolutions adopted by our board of directors and without stockholder approval, elect to become subject to some or all of these statutory provisions.

Amendment of Our Charter and Bylaws

Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares entitled to vote on the amendment. Our bylaws generally may be amended by the affirmative vote of a majority of the board of directors or of a majority of our shares entitled to vote. However, the following bylaw provisions may be amended only by the approval of a majority of our shares of capital stock entitled to vote:

•	provisions opting out of the control share acquisition statute;

•

provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

•	provisions governing amendment of our bylaws.

Meetings of Stockholders

Our bylaws provide for annual meetings of our stockholders to elect one class of directors to our board of directors and to transact other business properly brought before the meeting. In addition, a special meeting of stockholders may be called by:

•	the president;

•	the board of directors;

•	the chairman of the board;

•	holders of 50% or more of our outstanding common stock entitled to vote by making a written request;

•

holders of 10% of our Series A Preferred Stock for the stockholders of Series A Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series A Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series A Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•

holders of 10% of our Series D Preferred Stock for the stockholders of Series D Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series D Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series D Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•

holders of 10% of our Series E Preferred Stock for the stockholders of Series E Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series E Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series E Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive; and

•

holders of 10% of our Series F Preferred Stock for the stockholders of Series F Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series F Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series F Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive.

The MGCL provides that our stockholders also may act by unanimous written consent without a meeting with respect to any action that they are required or permitted to take at a meeting. To do so, each stockholder entitled to vote on the matter must sign the consent setting forth the action.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

The advance notice provisions of our bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which holders of our common stock believe is in their best interests.

Dissolution of our Company

Under the MGCL, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submits a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved, by the vote of the holders of two-thirds of the shares of our capital stock entitled to vote on the dissolution.

Indemnification and Limitation of Liability of Directors and Officers

Our charter and bylaws, and the partnership agreement, provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

The MGCL permits us to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may indemnify our directors or officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by us or in our right and the director or officer has been found to be liable to us. In addition, we may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were found to be liable on the basis that personal benefit was received. The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, the MGCL provides that, unless limited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our charter contains no such limitation.

As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders for money damages is not limited if:

•	it is proved that the director or officer actually received an improper benefit or profit in money, property or services; or

•

a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

This provision does not limit our ability or our stockholders’ ability to obtain other relief, such as an injunction or rescission.

The partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the same extent our officers and directors are indemnified in our charter. The partnership agreement limits our liability and the liability of our officers and directors to the operating partnership and its partners to the same extent that our charter limits the liability of our officers and directors to us and our stockholders. See the discussion in this prospectus under the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Indemnification of our Officers and Directors.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We have entered into indemnification arrangements with certain of our executive officers and pursuant to indemnification agreements with our directors. The indemnification agreements provide that:

•

we must indemnify our executive officers and directors to the fullest extent permitted by applicable law and advance to our executive officers and directors all expenses related to the defense of indemnifiable claims against them, subject to reimbursement if it is subsequently determined that indemnification is not permitted;

•	we must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements; and

•	we may cover executive officers and directors under our directors’ and officers’ liability insurance.

Our indemnification agreements with our officers and directors offer substantially the same scope of coverage afforded by applicable law. In addition, as contracts, these indemnification agreements provide greater assurance to our directors and executive officers that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

Anti-takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

If the resolution of our board of directors exempting us from the business combination provisions of the MGCL and the applicable provision in our bylaws exempting us from the control share acquisition provisions of the MGCL are rescinded or revoked (which in each case would require stockholder approval) or we elect to be subject to the unsolicited takeover provisions of the MGCL, the business combination, control share acquisition and unsolicited takeover provisions of the MGCL, our classified board of directors, the provisions of our charter on removal of directors, the advance notice provisions of our bylaws and certain other provisions of our charter and bylaws and Maryland law could delay, defer or prevent a change in control of us or other transactions that might involve a premium price for holders of our capital stock or otherwise be in their best interest.

PLAN OF DISTRIBUTION

We may sell the offered securities on a delayed or continuous basis through agents, underwriters or dealers, directly to one or more purchasers, through a combination of any of these methods of sale, or in any other manner, as provided in the applicable prospectus supplement. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in the applicable prospectus supplement.

LEGAL MATTERS

Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law. Latham & Watkins LLP has issued an opinion to us regarding certain tax matters.

EXPERTS

The financial statements, the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can inspect reports and other information we file at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, we maintain a website that contains information about us at http://www.kilroyrealty.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any accompanying prospectus supplement or any other report or document we file with or furnish to the SEC.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, this registration statement, under the Securities Act of 1933, as amended, with respect to the securities registered hereby. This prospectus and any accompanying prospectus supplement do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the securities registered hereby, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus and any accompanying prospectus supplement are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined at the SEC’s public reference room. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. This registration statement is also available to you on the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;

•	our Current Reports on Form 8-K dated January 2, January 3, January 31, May 19, and September 19, 2008; and

•

the description of our capital stock contained in our Registration Statement on Form 8-A/A filed with the SEC on June 10, 2005 (file number 001-12675), including any amendment or reports filed for the purpose of updating this description.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

To receive a free copy of any of the documents incorporated by reference in this prospectus, including exhibits, if they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064, Attention: Secretary (telephone (310) 481-8400).